Filed Pursuant to Rule 253(g)(2)

Offering File Number: 024-11055

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Qualification of the Post-Qualification Offering Circular: June 11, 2021

October 29, 2021

GEN-TECH HOLDINGS, INC.

1731 First Avenue

Suite 25955
New York, NY 10128

This document (the “Supplement”) supplements the Post-Qualification Offering Circular of Gen-Tech Holdings, Inc. (the “Company”) filed on May 11, 2021, as amended on June 1, 2021 and as qualified by the Securities and Exchange Commission on June 11, 2021 (the “Offering Circular”) relating to the offer and sale by us of up to 24,000,000,000 shares of our common stock (the “Common Stock”) at an offering price per share equal to $0.0005, for an offering amount of $12,000,000 (the “Offering”). Any inconsistent information made by us in a previous offering circular supplement or post-qualification amendment is modified or superseded by the information contained in this Supplement. Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this supplement is to describe amendments and update the language throughout the Offering Circular with respect to the name of the Company, the number of authorized shares of Company Common Stock, and the states in which we intend to offer the Shares. A complete Offering Circular, containing language encompassing the described amendments, is attached hereto as Exhibit A. Except as described below, this Supplement to the Offering Circular does not modify or update disclosure in, or exhibits to, the original Offering Circular. This Supplement to the Offering Circular should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

Amendment to Certificate of Incorporation; Name Change

As recommended and approved by the Company's board of directors, on October 18, 2021, we filed an amendment to our Certificate of Incorporation with the state of Colorado to change our name to "Supplement Group (USA) Inc." This name change is currently under review by FINRA. Because the name change has not yet been approved by FINRA, we have not updated the name throughout the Offering Circular, however, we expect this approval to happen shortly and at such time the Offering Circular should be read to reflect the Company's new name.

Amendment to Certificate of Incorporation; Decrease in Authorized Shares

As recommended and approved by the Company's board of directors, on October 26, 2021 we filed an amendment to our Certificate of Incorporation with the state of Colorado to decrease the number of authorized shares of Common Stock to 33,000,000,000 shares. Any reference to the number of authorized shares of Common Stock should be read to reflect 33,000,000,000 authorized shares of Common Stock. The Offering Circular has been updated accordingly.

Amendment to Part I of the Offering Circular; Jurisdictions where Securities will be Offered

On Part I of the Offering Circular, we indicated that we intended to offer the Shares for sale in Colorado and New York. We have since determined that in addition to these Jurisdictions, we will also be offering the Shares in Georgia. We have filed the necessary documents with the Georgia Secretary of State for the registration of the Offering in the state of Georgia. Part I of the Offering Circular has been updated accordingly.

SEC Disclaimer

An offering statement regarding the offering described in the Offering Circular has been filed with the Commission. The Commission has qualified that offering statement, which only means that the Company may make sales of the securities described by that offering statement. It does not mean that the Commission has approved, passed upon the merits, or passed upon the accuracy or completeness of the information in the offering statement. You should read the Offering Circular before making any investment.

Exhibit A Offering Circular United States Securities And Exchange Commission
Washington, D.C. 20549

FORM 1-A POS
REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Table of Contents

PART II — INFORMATION REQUIRED IN OFFERING CIRCULAR

Offering Circular

Dated October 28, 2021

GenTech Holdings, Inc.

(Exact name of issuer as specified in its charter)

Colorado

(State or other jurisdiction of incorporation or organization)

www.gentechholdings.com

1731 First Avenue, Suite 25955, New York, NY 10128

347-464-7532

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

1591157	84-2477774
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Offering of 24,000,000,000 Shares

This is a public offering of up to $12,000,000 in shares of Common Stock of GenTech Holdings, Inc. at a price of $0.0005.

The offering price will be $0.0005. The end date of the offering will be exactly 365 days from the date the Offering Circular is qualified by the Securities Exchange Commission (unless extended by the Company, in its own discretion, for up to another 90 days).

Please be advised that due to the ownership of super voting rights by our management team in the form of Preferred Shares, your voting rights as a common shareholder will be substantially limited.

These securities are speculative securities. Investment in the Company’s stock involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the “Risk Factors” section on page 4 of this Offering Circular.

We expect to commence the sale of these shares within two calendar days of the date on which the Offering Statement of which this Offering Circular is qualified by the Securities Exchange Commission.

See “Risk Factors” to read about factors you should consider before buying shares of Common Stock.

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Securities by the Company.

This Offering Circular is following the offering circular format described in Part II (a)(1)(ii) of Form 1-A.

The Company, by determination of the Board of Directors, in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. The aggregate offering price will be based on the price at which the securities are offered for cash. Any portion of the aggregate offering price or aggregate sales attributable to cash received in a foreign currency will be translated into United States currency at a currency exchange rate in effect on, or at a reasonable time before, the date of the sale of the securities. If securities are not sold for cash, the aggregate offering price or aggregate sales will be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Valuations of non-cash consideration will be reasonable at the time made.

Sale of these shares will commence within two calendar days of the qualification date, and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

This Offering will be conducted on a “best-efforts” basis, which means our Officers will use their commercially reasonable best efforts in an attempt to offer and sell the Shares. Our Officers will not receive any commission or any other remuneration for these sales. In offering the securities on our behalf, the Officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state.

Our Common Stock is traded in the OTCMarket Pink Open Market under the stock symbol “GTEH.”

Investing in our Common Stock involves a high degree of risk. See “Risk Factors“ beginning on page 4 for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

	Per Share	Total Maximum
Public Offering Price (1)(2)	$0.0005	$12,000,000
Underwriting Discounts and Commissions (3)	$0.00	$0
Proceeds to Company	$0.0005	$12,000,000

(1) We are offering shares on a continuous basis. See “Distribution – Continuous Offering”.

(2) This is a “best efforts” offering. The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See “How to Subscribe.”

(3) We are offering these securities without an underwriter.

Our Board of Directors used its business judgment in setting a value of $0.0005 per share to the Company as consideration for the stock to be issued under the Offering. The sales price per share bears no relationship to our book value or any other measure of our current value or worth.

No sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Offering Circular is October 29, 2021.

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

In this Offering Circular, unless the context indicates otherwise, references to “Gentech Holdings”, “we”, the “Company”, “our” and “us” refer to the activities of and the assets and liabilities of the business and operations of Gentech Holdings, Inc.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE.

NASAA UNIFORM LEGEND

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED ‘BLUE SKY’ LAWS).

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form 1-A, Offering Circular, and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form 1-A, Offering Circular, and any documents incorporated by reference are forward-looking statements. Forward-looking statements give the Company’s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as ‘anticipate,’ ‘estimate,’ ‘expect,’ ‘project,’ ‘plan,’ ‘intend,’ ‘believe,’ ‘may,’ ’should,’ ‘can have,’ ‘likely’ and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form 1-A, Offering Circular, and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form 1-A, Offering Circular, and any documents incorporated by reference, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company’s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this Form 1-A, Offering Circular or any documents incorporated by reference herein speaks only as of the date of this Form 1-A, Offering Circular or any documents incorporated by reference herein. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Risk Factors”, “Management's Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	The speculative nature of the business we intend to develop;

•	Our reliance on suppliers and customers;

•	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a “going concern;”

•	Our ability to effectively execute our business plan;

•	Our ability to manage our expansion, growth and operating expenses;

•	Our ability to finance our businesses;

•	Our ability to promote our businesses;

•	Our ability to compete and succeed in highly competitive and evolving businesses;

•	Our ability to respond and adapt to changes in technology and customer behavior; and

•	Our ability to protect our intellectual property and to develop, maintain and enhance strong brands.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

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SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information that you should consider before deciding to invest in our Common Stock. You should read this entire Offering Circular carefully, including the “Risk Factors” section, our historical consolidated financial statements and the notes thereto, and unaudited pro forma financial information, each included elsewhere in this Offering Circular. Unless the context requires otherwise, references in this Offering Circular to “the Company,” “we,” “us” and “our” refer to Gentech Holdings, Inc.

Our Company

Gentech Holdings, Inc. (the “Company”) was founded in Florida on October 4, 2013 as Pocket Games, Inc. to develop video games for mobile and laptop /desktop devices. The Company initially was hired to perform the iPad ‘port’ for the game “Stronghold 3 Gold Edition” which was released to market in 2014. In 2014, the company opened a development studio in Pune, India, and its first release was Idol Hands, an IP that had been acquired earlier in the year by the Company. In early 2016, the Company acquired Social Gaming Platform, ‘Viximo’ as well as ‘Photo Platform’ company, ‘Kicksend’. Due to legal disputes arising from these acquisitions, the company ceased being a fully reporting company, unwound the acquisition transactions and closed its Indian Development Studio.

In 2017, the Company tested the water in the crypto currency market by acquiring a large number of mining-rigs. The Company left the crypto currency market when this market went into flux in late 2017, early 2018.

In late 2018, the Company completed a name change and reverse stock split, changing the name of the Company to Gentech Holdings, Inc. (“GTEH”). GTEH planned to focus on health and wellness. The intention of the Company is to sell its products online and through other distribution channels.

Effective May 1, 2018, the Company amended its Articles of Incorporation to change the number of authorized shares from 50,000,000,000 to 25,000,000,000 and the change the par value of common stock from $0.0001 to $0.00001. Effective November 21, 2018, the Company effectuated a 1 share for 7,000 shares reverse stock split which reduced the number of outstanding shares of common stock from 7,565,028,107 to 1,080,718 at the effective date. Effective May 31, 2019, the Company amended its Articles of Incorporation to reduce the number of authorized shares from 25,000,000,000 to 10,000,000,000. On October 19, 2020 the Company filed a 500:1 reverse stock split; however, this was withdrawn on January 15, 2021.

In October 2020, the Company purchased Products Supply Group, Inc. d/b/a as Hakuna Supply from Sun Kissed Industries, Inc. for $350,000.00 of the Company’s Common Stock. As of January 31, 2021, the transaction was cancelled and all parties agreed to return the proceeds of the transaction.

On February 15, 2021, the Company re-domiciled from Florida to Colorado and increased its authorized shares of its common stock to 12,000,000 shares, par value $0.0001. The Company also authorized 2,500,000 shares of its preferred stock, par value $0.0001.

On March 23, 2021, the Company increased its authorized shares of its common stock to 14,000,000 shares, par value $0.0001. The Company also decreased its authorized preferred stock to 100 shares par value $0.0001.

On May 10, 2021, the Company increased its authorized shares of its common stock to 40,000,000,000 shares, par value $0.0001.

On October 26, 2021 the Company decreased its authorized shares of its common stock to 33,000,000,000, par value $0.0001.

As recommended and approved by the Company's board of directors, on October 18, 2021, we filed an amendment to our Certificate of Incorporation with the state of Colorado to change our name to "Supplement Group (USA) Inc." This name change is currently under review by FINRA. Because the name change has not yet been approved by FINRA, we have not updated the name throughout the Offering Circular, however, we expect this approval to happen shortly and at such time the Offering Circular should be read to reflect the Company's new name.

GenTech Holdings, Inc. is comprised of one wholly owned subsidiary: SINFIT Nutrition, Inc., a functional foods company which also owns the Company’s Coffee Brand, Secret Javas, and its Organics Brand, Yourganics.

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Section 15(g) of the Securities Exchange Act of 1934

Our shares are covered by section 15(g) of the Securities Exchange Act of 1934, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell our securities and also may affect your ability to sell your shares in the secondary market.

Section 15(g) also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as  bid and offer quotes, a dealers spread and broker/dealer compensation; the broker/dealer compensation, the broker/dealers’ duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers’ rights and remedies in cases of fraud in penny stock transactions; and, the FINRA’s toll free telephone number and the central number of the North American Securities Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

Dividends

The Company has not declared or paid a cash dividend to stockholders since it was organized and does not intend to pay dividends in the foreseeable future. The board of directors presently intends to retain any earnings to finance our operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

Trading Market

Our Common Stock trades in the OTCMarket Pink Open Market Sheets under the symbol GTEH.

David Lovatt, the Company’s Chief Executive Officer and member of the Company’s Board of Directors, owns 50% of Supplement Group (Europe) LTD. (“SGL”). Leonard K. Armenta Jr., the Company’s President and member of the Company’s Board of Directors, owns 50% of SGL. SGL is the owner of sole share of the Company’s Series A Preferred Stock. Series A Preferred shareholders have voting rights equal to eighty percent (80%) of all votes entitled to be voted at any annual or special meeting of the shareholders of the Corporation or action by written consent of shareholders. Thus, Mr. Lovatt and Mr. Armenta possess significant influence and can elect a majority of our Board of Directors and authorize or prevent proposed significant corporate transactions. Mr. Lovatt and Mr. Armenta’s ownership and control of Series A Preferred Stock may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer. Mr. Lovatt and Mr. Armenta’s ownership and control of Series A Preferred Stock gives them control of 80% of the Company’s voting shares regardless of the number of shares sold pursuant to this Offering. If you acquire our Shares, you will have no effective voice in the management of our Company. Such concentrated control of our Company may adversely affect the price of our Shares. Such concentrated control may also make it difficult for our shareholders to receive a premium for their Shares in the event that we merge with a third party or enter into different transactions, which require shareholder approval. These provisions could also limit the price that investors might be willing to pay in the future for our Shares.

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THE OFFERING

Common Stock we are offering	Offering of 24,000,000,000 shares at a price of $0.0005 per share for a sum total of $12,000,000.

Common Stock outstanding before this Offering	13,995,992,699 Common Stock, par value $0.0001

Use of proceeds	The funds raised per this offering will be utilized to cover the costs of this offering and to provide working capital. See “Use of Proceeds” for more details.

Risk Factors	See “Risk Factors” and other information appearing elsewhere in this Offering Circular for a discussion of factors you should carefully consider before deciding whether to invest in our Common Stock.

This offering is being made on a self-underwritten basis without the use of a placement agent, although the Company may choose to engage a placement agent at its sole discretion. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Management will make its best effort to fill the subscription in the state of New York. However, in the event that management is unsuccessful in raising the required funds in New York, the Company may file a post qualification amendment to include additional jurisdictions that management has determined to be in the best interest of the Company for the purpose of raising the maximum offer.

In the event that the Offering Circular is fully subscribed, any additional subscriptions shall be rejected and returned to the subscribing party along with any funds received.

In order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement and send payment by check, wire transfer or ACH.  Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth.  In the case of an investor who is not a natural person, revenues or net assets for the investors’ most recently completed fiscal year are used instead.

The Company has not currently engaged any party for the public relations or promotion of this offering.

As of the date of this filing, there are no additional offers for shares, nor any options, warrants, or other rights for the issuance of additional shares except those described herein.

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RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this Offering Circular, including the consolidated financial statements and the related notes, before making a decision to buy our Common Stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

This offering contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our customers’ or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this prospectus, discuss the important factors that could contribute to these differences.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our Common Stock.

Risk Related to our Company and our Business

The Current Coronavirus Pandemic May Adversely Affect the Global Economy and the Company’s Operations

As has been widely reported, the emergence of a novel coronavirus (SARS-CoV-2) and a related respiratory disease (COVID-19) in China resulted in the spread to additional countries throughout the world, including the United States, leading to a global pandemic.

The COVID-19 pandemic has led to severe disruptions and volatility in the global supply chain, market and economies, and those disruptions have since intensified and will likely continue for some time.  Concern about the potential effects of COVID-19 and the effectiveness of measures being put in place by global governmental bodies at various levels as well as by private enterprises (such as workplaces, trade groups, amateur and professional sports leagues and conferences, places of worship, schools and retail establishments, among others) to contain or mitigate the spread of COVID-19 have adversely affected economic conditions and markets globally, and have led to significant, sustained and unprecedented volatility in the financial markets.  Measures implemented in the United States to limit the spread of COVID-19, such as quarantines, event cancellations and social distancing, will significantly limit economic activity.  There can be no assurance that such measures or other additional measures implemented from time to time will be successful in limiting the spread of the virus and what effect those measures will have on the economy generally or on the Company.

There can be no assurance that any measures undertaken by the federal government, or by state or local governments, will be effective to mitigate the negative near-term and potentially longer-term impact of the COVID-19 pandemic on employment, construction and the global economy more generally.

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Many businesses have moved to a remote working environment, temporarily suspended operations, laid-off or furloughed a significant percentage of their workforce or shut down completely. Other businesses have transitioned or may in the future transition all or a substantial portion of their operations to remote working environments (as a result of state or local requirements or otherwise in response to the COVID-19 pandemic). Although the Company had already implemented a remote work environment, there is no assurance that the continued remote working environment will not have a material adverse impact on the Company or its customers, which may adversely impact the Company and its operations.

The COVID-19 pandemic did not require the closure of Company operations. The Company suspended in-person client and business development meetings in late March 2020. During the timeframe in which in-person meetings were suspended, Company management reallocated resources to on-line client and business development.

Management’s outlook for the near-term business operations will mirror the overall continued reopening of business operations within the state of New York. For the Company to return to pre-COVID-19 levels of operation, it will be necessary businesses across the state of New York to be allowed to return to full operations and capacities.

We may require additional funds in the future to achieve our current business strategy and our inability to obtain funding may cause our business to fail.

We may need to raise additional funds through public or private debt or equity sales in order to fund our future operations and fulfill contractual obligations in the future. These financings may not be available when needed. Even if these financings are available, it may be on terms that we deem unacceptable or are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. Our inability to obtain financing would have an adverse effect on our ability to implement our current business plan and develop our products, and as a result, could require us to diminish or suspend our operations and possibly cease our existence.

Even if we are successful in raising capital in the future, we will likely need to raise additional capital to continue and/or expand our operations. If we do not raise the additional capital, the value of any investment in our Company may become worthless. In the event we do not raise additional capital from conventional sources, it is likely that we may need to scale back or curtail implementing our business plan.

We have a limited operating history in our new business lines that you can use to evaluate us, and the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays that we may encounter because we are a small developing company. As a result, we may not be profitable, and we may not be able to generate sufficient revenue to develop as we have planned.

We were incorporated in the State of Florida in 2013. We have no significant assets or financial resources at this time. Although our management is experienced in operating app based games, the shift of our business into online retail, brick and mortar restaurant locations is very limited. The likelihood of our success must be considered in light of the expenses and difficulties in development of clients nationally and internationally, recruiting and keeping clients and obtaining financing to meet the needs of our plan of operations. Since we have a limited operating history, we may not be profitable and we may not be able to generate sufficient revenues to meet our expenses and support our anticipated activities.

We are an early stage company with an unproven business strategy and may never be able to fully implement our business plan or achieve profitability.

We are at an early stage of development of our operations as a company. We have only recently started to operate business activities and have not generated revenue from such operations. A commitment of substantial resources to conduct time-consuming research in many respects will be required if we are to complete the development of our company into one that is more profitable. There can be no assurance that we will be able to fully implement our business plan at reasonable costs or successfully operate. We expect it will take several years to implement our business plan fully, if at all.

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Our limited operating history makes it difficult for us to accurately forecast net sales and appropriately plan our expenses.

We have a limited operating history in the general retail and food and beverage industry. As a result, it is difficult to accurately forecast our net sales and plan our operating expenses. We base our current and future expense levels on our operating forecasts and estimates of future net sales. Net sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Some of our expenses are fixed, and, as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. This inability could cause our net income in a given quarter to be lower than expected.

We operate in a highly competitive environment, and if we are unable to compete with our competitors, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected.

We operate in a highly competitive environment. A highly competitive environment could materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

Because we are small and do not have much capital, our marketing campaign may not be enough to attract sufficient customers to operate profitably. If we do not make a profit, we will suspend or cease operations.

Due to the fact we are small and do not have much capital, we must limit our marketing activities and may not be able to make our product known to potential customers. Because we will be limiting our marketing activities, we may not be able to attract enough customers to operate profitably. If we cannot operate profitably, we may have to suspend or cease operations.

We expect our quarterly financial results to fluctuate.

We expect our net sales and operating results to vary significantly from quarter to quarter due to a number of factors, including changes in:

●	Demand for our products;

●	Our ability to obtain and retain existing customers or encourage repeat purchases;

●	Our ability to manage our product inventory;

●	General economic conditions;

●	Advertising and other marketing costs;

●	Costs of creating and expanding product lines.

As a result of the variability of these and other factors, our operating results in future quarters may be below the expectations of public market analysts and investors.

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Our future success is dependent, in part, on the performance and continued service of our President and CEO. Without his continued service, we may be forced to interrupt or eventually cease our operations.

We are presently dependent to a great extent upon the experience, abilities and continued services of our President and CEO. The loss of his services would delay our business operations substantially.

Our current officers and directors do not have experience in the online retail, beverage and nutritional supplement business

Although our officers and directors have extensive business experience, they do not have extensive experience in online retail, beverage and nutritional supplement business. Therefore, without industry-specific experience, their business experience may not be enough to effectively start-up and maintain an online retail, beverage and nutritional supplement business. As a result, the implementation of our business plan may be delayed, or eventually, unsuccessful.

Because our current CEO has other business interests, he may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

David Lovatt, our CEO and director, currently devotes approximately thirty hours per week providing management services to us. While he presently possesses adequate time to attend to our interest, it is possible that the demands on him from other obligations could increase, with the result that he would no longer be able to devote sufficient time to the management of our business. The loss of Mr. Lovatt to our company could negatively impact our business development.

Because our current President has other business interests, he may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Leonard K. Armenta Jr., our President, director and CEO of SINFIT Nutrition, Inc., currently devotes approximately thirty five hours per week providing management services to us. While he presently possesses adequate time to attend to our interest, it is possible that the demands on him from other obligations could increase, with the result that he would no longer be able to devote sufficient time to the management of our business. The loss of Mr. Lovatt to our company could negatively impact our business development.

If we cannot effectively increase and enhance our sales and marketing capabilities, we may not be able to increase our revenues.

We need to further develop our sales and marketing capabilities to support our commercialization efforts. If we fail to increase and enhance our marketing and sales force, we may not be able to enter new or existing markets. Failure to recruit, train and retain new sales personnel, or the inability of our new sales personnel to effectively market and sell our products, could impair our ability to gain market acceptance of our products.

Our current CEO and Director, David Lovatt and Leonard K. Armenta Jr. beneficially own approximately or have the right to vote 100% Series A Preferred Stock, which counts for 80% of the total voting rights of the Common Stock. As a result, they have a substantial voting power in all matters submitted to our stockholders for approval including:

●	Election of our board of directors;

●	Removal of any of our directors;

●	Amendment of our Certificate of Incorporation or bylaws;

●	Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

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David Lovatt, the Company’s Chief Executive Officer and member of the Company’s Board of Directors, owns 50% of Supplement Group (Europe) LTD. (“SGL”). ”). Leonard K. Armenta Jr., the Company’s President and member of the Company’s Board of Directors, owns 50% of SGL. SGL is the owner of sole share of the Company’s Series A Preferred Stock. Series A Preferred shareholders have voting rights equal to eighty percent (80%) of all votes entitled to be voted at any annual or special meeting of the shareholders of the Corporation or action by written consent of shareholders. Mr. Lovatt and Mr. Armenta are able to substantially influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, the future prospect of sales of significant amounts of shares held by them could affect the market price of our Common Stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in our company may decrease. Mr. Lovatt and Mr. Armenta’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Our growth will place significant strains on our resources.

The Company is currently in the exploration stage, with only limited operations, and has not generated any significant revenue since beginning work on the new lines of business. The Company’s growth, if any, is expected to place a significant strain on the Company’s managerial, operational and financial resources. Moving forward, the Company’s systems, procedures or controls may not be adequate to support the Company’s operations and/or the Company may be unable to achieve the rapid execution necessary to successfully implement its business plan. The Company’s future operating results, if any, will also depend on its ability to add additional personnel commensurate with the growth of its operations, if any. If the Company is unable to manage growth effectively, the Company’s business, results of operations and financial condition will be adversely affected.

As a publicly reporting company, we will continue to incur significant costs in staying current with reporting requirements. Additionally, the lack of an internal audit group may result in material misstatements to our financial statements and ability to provide accurate financial information to our shareholders.

Our directors and other future personnel will need to devote a substantial amount of time to compliance initiatives to maintain reporting status. Moreover, these rules and regulations, that are necessary to remain as an OTC Markets alternative reporting company, will be costly as an external third-party consultant(s), attorney, or firm, may have to assist in some regard to following the applicable rules and regulations for each filing on behalf of the company.

We currently do not have an internal audit group, and we will eventually need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to have effective internal controls for financial reporting. Additionally, due to the fact that we only have two officers and one Director, who have minimal experience as an officer or Director of a reporting company, such lack of experience may impair our ability to maintain effective internal controls over financial reporting and disclosure controls and procedures, which may result in material misstatements to our financial statements and an inability to provide accurate financial information to our stockholders.

Moreover, if we are not able to comply with the requirements or regulations as an SEC reporting company, in any regard, we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Risks Related to Our Business and Industry

The online retail sales for health and well being products is an intensely competitive market.

While there is evidence of strong consumer appeal, we cannot assure you that consumers will continue to embrace using our products. Many factors must be considered when investing in this industry due to regulations set by both U.S. and international committees that oversee the industry. We face significant competition from others in this industry. The health and well-being market is highly fragmented with smaller companies offering products to large multi-national corporations, which have large, integrated manufacturing lines. These large corporations can produce a more products. There are many friendly competitors that may not compete directly with our operations but supply us or provide source product for our end product. These companies may in turn help our competitors by providing the same source product for their products.

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There are thousands of online retailers for health and well-being products both privately held and publicly traded today. Many have greater financial resources than our company and to the extent we compete directly with any given company with said greater financial resources, we may be at a disadvantage. Other risks within our industry related to regulations set forth by industry committees and to the extent the Food and Drug Administration (“FDA”) is involved, they could have an effect on what source products we use and cannot use. No assurances can be made that any ruling from the FDA or other organization will not ban the use of any source product which may hurt our sales.

We may not be able to compete successfully against current and future competitors.

While many companies compete directly against us for market share, others complement us by providing resource product to produce our end product. Many of our competitors have financial resources that extend far beyond ours, which may adversely affect our ability to compete. We cannot make any assurances to you that we will be successful in our business endeavors if we (a) are unable to compete with a competitor, (b) lose our ability to source product from a competitor or partner, (c) are unable to raise sufficient funds to compete against others, (d) lose our employees to a competitor, or (e) lose advantages over our product offerings against a superior competitor due to price, branding, marketing, and/or distribution power.

We hold no patents on our products, and our business employs proprietary technology (know-how) and information may be difficult to protect and/or infringe on the intellectual property rights of third parties.

The Company currently relies on trade secrets, proprietary know-how, and technology methods that we seek to protect, in part, by confidentiality agreements. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others. We currently do not hold patents from the United States Patent and Trademark Office (“USPTO”) or hold any FDA approvals. Management believes that part of applying for a patent allows competitors to copy our products and would force the company to file lawsuit against the offending parties upon infringement. As a small company, management believes that it is more effective to mitigate this risk by relying on our trade secrets than to file a patent and allow others to review our processes. Therefore, our success depends, in part, on our ability to keep competitors from reverse engineering our products, methods, know-how and maintain trade secrecy and operate without infringing on the proprietary rights of third parties.

We cannot assure you that the patents of others will not have an adverse effect on our ability to conduct our business, that any of our trade secrets and applications will be protected, that we will develop additional proprietary technology (know-how) or methods that is defensible against theft or will provide us with competitive advantages or will not be challenged by third parties.

Negative media coverage on our industry may adversely affect our business and the value of our common stock.

While we strive to produce high quality products, there have been reports of fraud, misrepresentation, and counterfeiting relating the nutritional supplement business. As a result, some regulatory agencies have initiated investigations into these allegations, including investigations into some of our competitors. While we are not the target of any investigation, business may diminish or be adversely affected by the negative publicity affecting our industry as a whole, which would in turn negatively affect the value of our common stock. Future media coverage or administrative investigations may further damage the reputation of our industry, which may harm our reputation and the value of our common stock.

Economic conditions in the U.S. and international markets could adversely affect our business and financial results.

As a retailer that is dependent upon consumer discretionary spending, our results of operations will be sensitive to changes in or uncertainty about macro-economic conditions. Our customers may have less money for discretionary purchases and may stop or reduce their purchases of our products or trade down to Starbucks or competitors’ lower priced products as a result of job losses, foreclosures, bankruptcies, increased fuel and energy costs, higher interest rates, inflation, higher taxes, reduced access to credit, economic uncertainty and potential negative impacts relating to federal economic policy changes and recent international trade disputes. These factors may also result in a general downturn in the restaurant industry. Decreases in customer traffic and/or average value per transaction will negatively impact our financial performance as reduced revenues without a corresponding decrease in expenses result in sales de-leveraging, which creates downward pressure on margins and also negatively impacts comparable store sales, net revenues, operating income and earnings per share. There is also a risk that if negative economic conditions or uncertainty persist for a long period of time or worsen, consumers may make long-lasting changes to their discretionary purchasing behavior, including less frequent discretionary purchases on a more permanent basis.

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Incidents involving food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, whether or not accurate, as well as adverse public or medical opinions about the health effects of consuming our products, could harm our business.

Instances or reports, whether true or not, of unclean water supply or food-safety issues, such as food or beverage-borne illnesses, tampering, adulteration, contamination or mislabeling, either during growing, manufacturing, packaging, storing or preparation, have in the past severely injured the reputations of companies in the food and beverage processing, grocery and quick-service restaurant sectors and could affect us as well. Any report linking us to the use of unclean water, food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage-safety issues could damage our brand value and severely hurt sales of our food and beverage products and possibly lead to product liability claims, litigation(including class actions) or damages. Clean water is critical to the preparation of coffee, tea and other beverages, as well as ice for our cold beverages, and our ability to ensure a clean water and ice supply to our stores can be limited, particularly in some international locations. We are also continuing to incorporate more products in our food and beverage lineup that require freezing or refrigeration, including produce (such as fruits and vegetables in our salads and juices), dairy products (such as milk and cheeses), non-dairy alternative products (such as soymilk and almond milk), ice for our cold drinks and meats. We also face risk by relying on third-party food suppliers to provide and transport ingredients and finished products to our stores. We monitor the operations of certain of these business partners, but the product quality and service they deliver may be diminished by any number of factors beyond our control, which make it more difficult to detect contamination or other defect in these products. Additionally, we are evolving our product lineup to include more local or smaller suppliers for some of our products who may not have as rigorous quality and safety systems and protocols as larger or more national suppliers. If customers become ill from food or beverage-borne illnesses, tampering, adulteration, contamination, mislabeling or other food or beverage-safety issues, we could be forced to temporarily close some stores and/or supply chain facilities, as well as recall products. In addition, instances of food or beverage-safety issues, even those involving solely the restaurants or stores of competitors or of suppliers or distributors (regardless of whether we use or have used those suppliers or distributors), could, by resulting in negative publicity about us or the foodservice industry in general, adversely affect our sales on a regional or global basis. A decrease in customer traffic as a result of food-safety concerns or negative publicity, or as a result of a temporary closure of any of our stores, product recalls or food or beverage-safety claims or litigation, could materially harm our business and results of operations. Some of our products contain caffeine, dairy products, sugar and other compounds and allergens, the health effects of which are the subject of public and regulatory scrutiny, including the suggestion that excessive consumption of caffeine, dairy products, sugar and other compounds can lead to a variety of adverse health effects. Particularly in the U.S., there is increasing consumer awareness of health risks, including obesity, due in part to increased publicity and attention from health organizations, as well as increased consumer litigation based on alleged adverse health impacts of consumption of various food and beverage products. While we have a variety of beverage and food items, including items that are coffee-free and have reduced calories, an unfavorable report on the health effects of caffeine or other compounds present in our products, whether accurate or not, imposition of additional taxes on certain types of beverages, or negative publicity or litigation arising from certain health risks could significantly reduce the demand for our beverages and food products and could materially harm our business and results of operations.

Interruption of our supply chain could affect our ability to produce or deliver our products and could negatively impact our business and profitability.

Any material interruption in our supply chain, such as material interruption of roasted coffee supply due to the casualty loss of any of our roasting plants, interruptions in service by our third party logistic service providers or common carriers that ship goods within our distribution channels, trade restrictions, such as increased tariffs or quotas, embargoes or customs restrictions, natural disasters or political disputes and military conflicts that cause a material disruption in our supply chain could have a negative material impact on our business and our profitability. Additionally, our food, beverage and other products are sourced from a wide variety of domestic and international business partners in our supply chain operations, and in certain cases are produced or sourced by our licensees directly. We rely on these suppliers to provide high quality products and to comply with applicable laws. Our ability to find qualified suppliers who meet our standards and supply products in a timely and efficient manner is a significant challenge, especially with respect to goods sourced from outside the U.S., especially countries or regions with diminished infrastructure, developing or failing economies or experiencing political instability or social unrest, and as we increase our fresh and prepared food offerings. For certain products, we may rely on one or very few suppliers. A supplier’s failure to meet our standards, provide products in a timely and efficient manner, or comply with applicable laws is beyond our control. These issues, especially for those products for which we rely on one or few suppliers, could have a material negative impact on our business and profitability.

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Our supply of source coffee is through a single producer.

Currently, our supply of coffees is sourced from a single plantation. In the event that this contract is disrupted by cancelation of the contract or the plantation owner is victim of natural disaster, political turmoil, or other factors, we will not have an established source for our coffee products. It may take us months to replace orders and find new suppliers. Such an event would be catastrophic to our business.

The online coffee market is a crowded place.

There is a lot of activity in the online coffee sales space—many different coffee roasters or ‘coffee curators’ are selling coffee subscriptions similar to ours. The market has not yet seen significant consolidation and no leaders have emerged so far. We believe that our offering and business strategy will help us capture a significant portion of the marketplace, but there is no guarantee this will happen. It is possible that one or more of our competitors will be more successful, which could negatively impact our potential for growth and ability to turn a profit.

The market trends we are anticipating in the specialty coffee industry may not occur.

There is no guarantee that predictions on growth in the gourmet subcomponent of the coffee market out pacing the growth of the market as a whole, particularly among millennials, will continue. While we have seen significant growth in specialty coffee consumption in the past few years, you cannot be sure that these trends will continue or that we will be able to capture a larger percentage of the market.

Competition for coffee products and coffee brands is intense and could affect our future sales and profitability.

The coffee industry is highly fragmented.  Competition in coffee products and brands are increasingly intense as relatively low barriers to entry encourage new competitors to enter the marketplace. In addition, we believe that maintaining and developing our brands is important to our success and the importance of brand recognition may increase to the extent that competitors offer products similar to ours. Many of our current and potential competitors have substantially greater financial, marketing and operating resources and access to capital than we do. Our primary competitors include Starbucks, Tullys, Seattle’s Best, Peet’s Coffee, Green Mountain Coffee, Farmer’s Brothers and other companies in the office coffee service and hospitality industry market.  If we do not succeed in effectively differentiating ourselves from our competitors in the coffee industry, including by developing and maintaining our brands, or our competitors adopt our strategies, then our competitive position may be weakened and our sales of coffee, and accordingly our future revenues (if any), may be materially adversely affected.

Our business is dependent on sales of coffee, and if demand for coffee decreases, our business would suffer.

All of our revenues are planned to be generated through the sale of coffee. Demand for coffee is affected by many factors, including:

•	Changes in consumer tastes and preferences;
•	Changes in consumer lifestyles;

•	National, regional and local economic and political conditions;
•	Perceptions or concerns about the environmental impact of our products;

•	Demographic trends; and
•	Perceived or actual health benefits or risks.

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Because we are highly dependent on consumer demand for coffee, a shift in consumer preferences away from coffee would harm our business more than if we had more diversified product offerings. If customer demand for our coffee decreases, our sales, if any, would decrease and we would be materially adversely affected.

Consumer eating habits and shopping trends may change and negatively impact demand for our products.

There could be a decrease in demand for our products as consumers’ tastes, preferences, shopping behavior, and overall evaluation of health benefits change over time.  Historically, this was demonstrated in the change in consumer eating habits with the publicly recognized trend toward low-carbohydrate diets, which led to decreased consumption of items such as bread and our complementary product of cheese alternative slices. Additionally, the number of consumers shopping in the retail grocery and natural foods stores continues to shift with the national expansion of Wal-Mart superstores and other similar superstores which include extensive grocery operations. With the growth in the aging population of U.S. consumers, there could be price pressure on our products due to the fixed income nature of this population segment.

Demand for our products could be hindered due to changing conditions within the distribution channels through which we sell our products.

Our sales could suffer based upon market place abnormalities such as retailer, distributor, and/or food service operator labor strikes.  Further, consolidation within the industry could result in store closings, store layouts, and operating strategies that are incompatible with our product requirements.

Because we sell food products, we face the risk of exposure to product liability claims.

We, like any other seller of food products, face the risk of exposure to product liability claims in the event that our manufacturers’ quality control procedures fail and the consumption of our products causes injury or illness. With respect to product liability claims, our insurance may not continue to be available at a reasonable cost, or, if available, may not be adequate to cover liabilities. We generally seek contractual indemnification and insurance coverage from parties supplying us products, but this indemnification or insurance coverage is limited, as a practical matter, to the creditworthiness of the indemnifying party, and their carriers, if any, as well as the limits of any insurance provided by suppliers. If we do not have adequate insurance or contractual indemnification available, product liability claims relating to defective products could have a material adverse effect on our financial condition, results of operations and cash flows.

Many of our customers are not obligated to continue purchasing products from us.

Many of our wholesale customers buy from us under purchase orders, and we generally do not have written agreements with or long-term commitments from these customers for the purchase of products. We cannot assure you that these customers will maintain or increase their sales volumes or orders for the products supplied by us or that we will be able to maintain or add to our existing customer base. Decreases in our volumes or orders for products supplied by us for these customers with whom we do not have a long-term contract may have a material adverse effect on our business, financial condition, or results of operations.

Changes in relationships with our suppliers may adversely affect our profitability, and conditions beyond our control can interrupt our supplies and alter our product costs.

We cooperatively engage in a variety of promotional programs with our suppliers. We manage these programs to maintain or improve our margins and increase sales. Recently, we have experienced a reduction in promotional spending and payment of slotting fees for new products by our suppliers as a result of the COVID-19 pandemic, and we may experience further reductions or changes in promotional spending (including as a result of increased demand for natural and organic products) which could have a significant impact on our profitability. We depend heavily on our ability to purchase merchandise in sufficient quantities at competitive prices, and recently we have experienced a higher than anticipated level of vendor out-of-stocks, which may expose us to reduced fill rates with our customers, resulting in higher costs, fees, or penalties, and therefore lower margins. We have no assurances of continued supply, pricing, or access to new products and any supplier could at any time change the terms upon which it sells to us or discontinue selling to us.

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Risks Related to the Securities Markets and Ownership of our Equity Securities

The Common Stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

The Common Stock has historically been sporadically traded on the OTC Pink Sheets, meaning that the number of persons interested in purchasing our shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

The market price for the Common Stock is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of revenue, which could lead to wide fluctuations in our share price. The price at which you purchase our shares may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.

The market for our shares of Common Stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our shares are sporadically traded. Because of this lack of liquidity, the trading of relatively small quantities of shares may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our shares is sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative investment due to, among other matters, our limited operating history and lack of revenue or profit to date, and the uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk-averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the securities of a seasoned issuer. The following factors may add to the volatility in the price of our shares: actual or anticipated variations in our quarterly or annual operating results; acceptance of our inventory of games; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments and additions or departures of our key personnel. Many of these factors are beyond our control and may decrease the market price of our shares regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our shares will be at any time, including as to whether our shares will sustain their current market prices, or as to what effect the sale of shares or the availability of shares for sale at any time will have on the prevailing market price.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

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The market price of our common stock may be volatile and adversely affected by several factors.

The market price of our common stock could fluctuate significantly in response to various factors and events, including, but not limited to:

●	our ability to integrate operations, technology, products and services;

●	our ability to execute our business plan;

●	operating results below expectations;

●	our issuance of additional securities, including debt or equity or a combination thereof;

●	announcements of technological innovations or new products by us or our competitors;

●	loss of any strategic relationship;

●	industry developments, including, without limitation, changes in healthcare policies or practices;

●	economic and other external factors;

●	period-to-period fluctuations in our financial results; and

●	whether an active trading market in our common stock develops and is maintained.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. Issuers using the Alternative Reporting standard for filing financial reports with OTC Markets are often subject to large volatility unrelated to the fundamentals of the company.

Our issuance of additional shares of Common Stock, or options or warrants to purchase those shares, would dilute your proportionate ownership and voting rights.

We are entitled under our articles of incorporation to issue up to 33,000,000,000 shares of Common Stock. We have issued and outstanding, as of the date of this prospectus, 13,995,992,699 shares of Common Stock. Our board may generally issue shares of Common Stock, preferred stock or options or warrants to purchase those shares, without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time. It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development. It is also likely that we will issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our stock plans. We cannot give you any assurance that we will not issue additional shares of Common Stock, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

The elimination of monetary liability against our directors, officers and employees under our Articles of Incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation contains provisions that eliminate the liability of our directors for monetary damages to our company and shareholders. Our bylaws also require us to indemnify our officers and directors. We may also have contractual indemnification obligations under our agreements with our directors, officers and employees. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees that we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our company and shareholders.

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We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock market in general, and the shares of early stage companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of the companies involved. If these fluctuations occur in the future, the market price of our shares could fall regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. If the market price or volume of our shares suffers extreme fluctuations, then we may become involved in this type of litigation, which would be expensive and divert management’s attention and resources from managing our business.

As a public company, we may also from time to time make forward-looking statements about future operating results and provide some financial guidance to the public markets. Our management has limited experience as a management team in a public company and as a result, projections may not be made timely or set at expected performance levels and could materially affect the price of our shares. Any failure to meet published forward-looking statements that adversely affect the stock price could result in losses to investors, stockholder lawsuits or other litigation, sanctions or restrictions issued by the SEC.

Our Common Stock is currently deemed a “penny stock,” which makes it more difficult for our investors to sell their shares.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a person’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our Common Stock if and when such shares are eligible for sale and may cause a decline in the market value of its stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

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As an issuer not required to make reports to the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, holders of restricted shares may not be able to sell shares into the open market as Rule 144 exemptions may not apply.

Under Rule 144 of the Securities Act of 1933 holders of restricted shares, may avail themselves of certain exemption from registration is the holder and the issuer meet certain requirements. As a company that is not required to file reports under Section 13 or 15(d) of the Securities Exchange Act, referred to as a non-reporting company, we may not, in the future, meet the requirements for an issuer under 144 that would allow a holder to qualify for Rule 144 exemptions. In such an event, holders of restricted stock would have to utilize another exemption from registration or rely on a registration statement to be filed by the Company registered the restricted stock. Currently, the Company has no plans of filing a registration statement with the Commission.

Securities analysts may elect not to report on our Common Stock or may issue negative reports that adversely affect the stock price.

At this time, no securities analysts provide research coverage of our Common Stock, and securities analysts may not elect not to provide such coverage in the future. It may remain difficult for our company, with its small market capitalization, to attract independent financial analysts that will cover our Common Stock. If securities analysts do not cover our Common Stock, the lack of research coverage may adversely affect the stock’s actual and potential market price. The trading market for our Common Stock may be affected in part by the research and reports that industry or financial analysts publish about our business. If one or more analysts elect to cover our company and then downgrade the stock, the stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which, in turn, could cause our stock price to decline. This could have a negative effect on the market price of our Common Stock.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our Common Stock.

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the foreseeable future. The payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment will only occur if the Common Stock price appreciates.

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USE OF PROCEEDS

The following Use of Proceeds is based on estimates made by management. The Company planned the Use of Proceeds after deducting estimated offering expenses estimated to be $100,000.00. Management prepared the milestones based on four levels of offering raise success: 25% of the Maximum Offering proceeds raised ($3,000,000), 50% of the Maximum Offering proceeds raised ($6,000,000), 75% of the Maximum Offering proceeds raised ($9,000,000) and the Maximum Offering proceeds raised of ($12,000,000) through the offering. The costs associated with operating as a public company are included in all our budgeted scenarios and management is responsible for the preparation of the required documents to keep the costs to a minimum.

Although we have no minimum offering, we have calculated used of proceeds such that if we raise 25% of the offering is budgeted to sustain operations for a twelve-month period. 25% of the Maximum Offering is sufficient to keep the Company current with its public listing status costs with prudently budgeted funds remaining which will be sufficient to complete the development of our marketing package. If the Company were to raise 50% of the Maximum Offering, then we would be able to expand our marketing outside the US. Raising the Maximum Offering will enable the Company to implement our full business. If we begin to generate profits, we plan to increase our marketing and sales activity accordingly.

The Company intends to use the proceeds from this offering as follows:

	If 25% of the Offering is Raised	If 50% of the Offering is Raised	If 75% of the Offering is Raised	If 100% of the Offering is Raised
Brand, Technology and Image Protection	$112,500	$280,000	$337,500	$450,000
Professional fees	150,500	250,000	435,000	580,000
Salaries	222,000	550,000	670,875	894,500
Public company expenses	190,000	200,000	450,000	600,000
Inventory	125,000	250,000	375,000	500,000
Marketing	400,000	800,000	1,173,750	1,565,000
Working Capital	1,800,000	3,570,000	5,457,875	7,310,500
TOTAL	$2,900,000	$5,900,000	$8,900,000	$11,900,000

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

In the event we do not sell all of the shares being offered, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when wanted or needed and, if available, on terms acceptable to us.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company’s management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

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DIVIDEND POLICY

We have not declared or paid any dividends on our Common Stock. We intend to retain earnings for use in our operations and to finance our business. Any change in our dividend policy is within the discretion of our board of directors and will depend, among other things, on our earnings, debt service and capital requirements, restrictions in financing agreements, if any, business conditions, legal restrictions and other factors that our board of directors deems relevant.

DILUTION

Purchasers of our Common Stock in this offering will experience an immediate dilution of net tangible book value per share from the public offering price.  Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of Common Stock and the net tangible book value per share immediately after this offering.

The following table sets forth the estimated net tangible book value per share after the offering and the dilution to persons purchasing Common Stock based on the foregoing offering assumptions based on an offering price of $0.0005 per share. The numbers are based on the total issued and outstanding shares of Common Stock as of January 31, 2021.

	25%	50.0%	75%	100%
Net Value	$880,284	$3,880,284	$6,880,284	$9,880,284
# Total Shares	15,345,992,699	21,345,992,699	27,345,992,699	33,345,992,699
Net Book Value Per Share	$0.0001	$0.0002	$0.0003	$0.0003
Increase in NBV/Share	$0.0003	$0.0004	$0.0005	$0.0005
Dilution to new shareholders	$0.0004	$0.0003	$0.0002	$0.0002
Percentage Dilution to New	88.53%	63.64%	49.68%	40.74%

	25%	50.0%	75%	100%
Net Value	$880,284	$3,880,284	$6,880,284	$9,880,284
# Total Shares	10,345,992,699	11,345,996,699	12,345,992,699	13,345,992,699
Net Book Value Per Share	$0.0001	$0.0003	$0.0006	$0.0007
Increase in NBV/Share	$0.0003	$0.0006	$0.0008	$0.0010
Dilution to new shareholders	$0.0029	$0.0027	$0.0024	$0.0023
Percentage Dilution to New	97.16%	88.60%	84.42%	75.32%

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited financial statements and the notes thereto of the Company included in this Offering Circular. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Overview

GenTech Holdings, Inc. was incorporated on October 3, 2013.

Revenues

During the year ended October 31, 2020, and October 31, 2019, we generated $253,173 and $0 revenue, respectively. During the year ended October 31, 2020, the Company generated $253,173 from the sale of Sinfit Nutrition, Inc. products, During the three months ended January 31, 2021 and January 31, 2020 we generated $87,993 and $220 of revenue, respectively. During the three months ended January 31, 2021, the Company generated $87,993 from the sale of Sinfit Nutrition, Inc. products. During the three months ended January 31, 2020, the Company generated $220 from the sale of Secret Javas products.

Operating Expenses

Direct cost of revenues during the year ended October 31, 2020 amounted to $177,415 compared to $0 for the year ended October 31, 2019.

For the three months ended January 31, 2021 direct costs of revenue was $87,802 compared to $0 for the three months ended January 31, 2020.

Net Loss

As a result of the foregoing, during the year ended October 31, 2020, we recorded a net loss of $1,100,183 compared to $783,673 for the year ended October 31, 2019.

Our net loss for the three months ended January 31, 2021 was $342,850 compared to $157,831 for the three months ended January 31, 2020.

Liquidity and Capital Resources

As of October 31, 2020 the Company had cash on hand of $111,613 compared to $53 at the as of October 31, 2019 As of January 31, 2021, the Company had cash on hand of $219,639 compared to $5 for the three months ended January 31, 2020.

We will be required to raise additional funds, having been unable to date to generate positive cash flow as a result of operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through debt and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

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Operating Activities

During the year ended October 31, 2020, we used 1,339,714 in operating activities. During the year ended October 31, 2019, we used $796,142 of cash in operating activities.

For the three months ended January 31, 2021, we used $517,410 in operating activities as compared to $298,397 of cash used in operating activities for the three months ended January 31, 2020.

Investing Activities

For the year ended October 31, 2020 we used $438,724 of cash in investing activities. During the year ended October 31, 2019 we used $0.

During the three months ended January 31, 2021 we used $20,000 in investing activities. compared to $0 for the three months ended January 31, 2020.

Financing Activities

During the year ended October 31, 2020, financing activities provided $1,893,956 primarily through issuance of our common stock. For the year ended October 31, 2019 financing activities generated $796,191 from the issuance of convertible debentures and our common stock.

For the three months ended January 31, 2021 financing activities generated $665,550 primarily through the issuance of common stock of $509,611 as compared to $298,350 for the three months ended January 31, 2020.

The Company filed a Post-Effective Amendment offering statement on Form 1-A under Regulation A that was qualified on November 13, 2019. From May 28, 2020 to September 30, 2020, the Company sold 858,750,000 shares of Company common stock at $0.0008 per share for a total of $687,000.00.

The Company filed a Post-Effective Amendment offering statement on Form 1-A under Regulation A that was qualified on September 30, 2020. From September 30, 2020 to May 1, 2021, the Company sold 7,129,400,000 shares of Company common stock at $0.0005 per share for a total of $3,564,700.00.

Going Concern

The Company sustained continued operating losses during the years ended October 31, 2019 and October 31, 2018. The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations, in which it has not been successful, and/or obtaining additional financing from its shareholders or other sources, as may be required.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company’s ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Management is endeavoring to increase revenue-generating operations. While priority is on generating cash from operations through the sale of the Company’s products, management is also seeking to raise additional working capital through various financing sources, including the sale of the Company’s equity and/or debt securities, which may not be available on commercially reasonable terms if at all. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected. In addition, any financing arrangement may have potentially adverse effects on us and/or our stockholders. Debt financing (if available and undertaken) will increase expenses, must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility. If we issue equity securities to raise additional funds, the percentage ownership of our existing stockholders will be reduced, and the new equity securities may have rights, preferences or privileges senior to those of the current holders of our common stock.

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Critical Accounting Policies and Estimates

Our financial statements and related public financial information are based on the application of generally accepted accounting principles in the United States (“GAAP”). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Our significant accounting policies are summarized in Note 1 of our financial statements. While all of these significant accounting policies impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our results of operations, financial position or liquidity for the periods presented in this report.

We recognize revenue on arrangements in accordance with FASB ASC No. 605, “Revenue Recognition”.  In all cases, revenue is recognized only when the price is fixed and determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured.

Use of estimates

The preparation of the unaudited financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Subsequent Events

As recommended and approved by the Company's board of directors, on October 18, 2021, we filed an amendment to our Certificate of Incorporation with the state of Colorado to change our name to "Supplement Group (USA) Inc." This name change is currently under review by FINRA. Because the name change has not yet been approved by FINRA, we have not updated the name throughout the Offering Circular, however, we expect this approval to happen shortly and at such time the Offering Circular should be read to reflect the Company's new name.

On October 26, 2021 the Company decreased its authorized shares of its common stock to 33,000,000,000, par value $0.0001.

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BUSINESS

This Prospectus includes market and industry data that we have developed from publicly available information; various industry publications and other published industry sources and our internal data and estimates. Although we believe the publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from trade and business organizations and other contacts in the market in which we operate and our management’s understanding of industry conditions.

Our Business

Our Company

Gentech Holdings, Inc. (the “Company”) was founded in Florida on October 4, 2013 as Pocket Games, Inc. to develop video games for both mobile and laptop /desktop devices. The Company initially was hired to perform the iPad ‘port’ for the game “Stronghold 3 Gold Edition” which was released to market in 2014. In 2014, the company opened a development studio in Pune, India, and its first release was Idol Hands, an IP that had been acquired earlier in the year by the Company. In early 2016, the Company acquired Social Gaming Platform, ‘Viximo’ as well as ‘Photo Platform’ company, ‘Kicksend’. Due to legal disputes arising from these acquisitions, the company ceased being a fully reporting company, unwound the acquisition transactions and closed its Indian Development Studio.

In 2017, the Company tested the water in the crypto currency market by acquiring a large number of mining-rigs. The Company left the crypto currency market when this market went into flux in late 2017, early 2018.

In late 2018, the Company completed a name change and reverse stock split, changing the name of the Company to Gentech Holdings, Inc. (“GTEH”). GTEH planned to focus on health and wellness. The intention of the Company is to sell its products online and through other distribution channels.

Effective May 1, 2018, the Company amended its Articles of Incorporation to change the number of authorized shares from 50,000,000,000 to 25,000,000,000 and the change the par value of common stock from $0.0001 to $0.00001. Effective November 21, 2018, the Company effectuated a 1 share for 7,000 shares reverse stock split which reduced the number of outstanding shares of common stock from 7,565,028,107 to 1,080,718 at the effective date. Effective May 31, 2019, the Company amended its Articles of Incorporation to reduce the number of authorized shares from 25,000,000,000 to 10,000,000,000. On October 19, 2020 the Company filed a 500:1 reverse stock split; however, this was withdrawn on January 15, 2021.

In October 2020, the Company purchased Products Supply Group, Inc. d/b/a as Hakuna Supply from Sun Kissed Industries, Inc. for $350,000.00 of the Company’s Common Stock. As of January 31, 2021, the transaction was cancelled and all parties agreed to return the proceeds of the transaction.

On February 15, 2021, the Company re-domiciled from Florida to Colorado and increased its authorized shares of its common stock to 12,000,000 shares, par value $0.0001. The Company also authorized 2,500,000 shares of its preferred stock, par value $0.0001.

On March 23, 2021, the Company increased its authorized shares of its common stock to 14,000,000 shares, par value $0.0001. The Company also decreased its authorized preferred stock to 100 shares par value $0.0001.

On May 10, 2021, the Company increased the number of authorized shares of its common stock to 40,000,000,000 shares, par value $0.0001.

On October 26, 2021, the Company decreased the number of authorized shares of its common stock to 33,000,000,000 shares, par value $0.0001.

On October 18, 2021, we filed an amendment to our Certificate of Incorporation with the state of Colorado to change our name to "Supplement Group (USA) Inc." This name change is currently under review by FINRA. Because the name change has not yet been approved by FINRA, we have not updated the name throughout the Offering Circular, however, we expect this approval to happen shortly and at such time the Offering Circular should be read to reflect the Company's new name.

GenTech Holdings, Inc. is comprised of one wholly owned subsidiary: SINFIT Nutrition, Inc., a functional foods company which also owns the Company’s Coffee Brand, Secret Javas, and its Organics Brand, Yourganics.

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SINFIT Nutrition

On June 9, 2020, the Company acquired the assets of Sinister Labs LLC (“Sinister Labs”) including SINFIT Nutrition. Sinister Labs via SINFIT Nutrition had a product range in the healthy ‘Functional Food’ segment and its products range from caffeinated flavored spreads, protein cookies and sugar-free syrups and describes itself as ‘the first gourmet functional food company’. In May 2020, the Company incorporated SINFIT Nutrition Inc. (“SINFIT Nutrition”) in the State of Florida. SINFIT Nutrition is a wholly owned subsidiary of the Company.

Aiming to give its customers better options, SINFIT Nutrition has all the “cheat” treats covered without the guilt.

SINFIT Nutrition offers healthy, protein-packed products to assist customers on their health journey. Eating healthy can be difficult. With SINFIT Nutrition, customers do not have to give up the flavors they love in order to achieve a healthy lifestyle.

The SINFIT Nutrition product line includes whey protein powders in unique flavors including cinnamon roll smoothie, fruit cereal smoothie and chocolate peanut butter smoothie. SINFIT Nutrition also carries a line of protein-rich pancake batter mixes. These pancake mixes contain zero added sugar, protein, vitamins and minerals. These pancake mixes are available in three flavors: Banana Blitz, Chocolate Crush, and Buttermilk Blaze. SINFIT Nutrition also carries flavorful syrups to be served with their protein pancakes. These syrups are sugar free, calorie free, gluten free, and are offered in a variety of flavors including strawberry, blueberry and maple.

SINFIT Nutrition also carries peanut butter spreads, available in a variety of flavors including Wicked White Chocolate, Chocolate Chaos, Chocolate Craze, and Honey Graham Cracker. Each of these peanut butter spreads are sold in a non-caffeinated and caffeinated option. Along the same lines, SINFIT Nutrition also sells peanut butter powders available in non-caffeinated and caffeinated options. These are available in flavors Chocolate Chaos, Hella Honey and Vicious Vanilla.

Additionally, SINFIT Nutrition offers protein cookies and protein bars, for easy protein intake on the go. Protein cookies are offered in flavors including Snickerdoodle, Birthday Cake, Double Chocolate, and Peanut Butter. Protein bars are offered in flavors including Caramel Crunch, Cinnamon Crunch, Chocolate Crunch, Peanut Butter Crunch and Blueberry Crunch. SINFIT Nutrition offers a variety of health-conscious products to support customer’s wellbeing.

SINFIT Nutrition reaches customers globally. Recently, SINFIT Nutrition has seen significant growth in Canada via their distributor TruNorth and in the Middle East via their new distributor Saveco. International appeal and success drives SINFIT Nutrition to keep on growing.

As products are requested more frequently by customers, SINFIT Nutrition has made significant efforts to place their products in retail stores accessible by a variety of customers. SINFIT Nutrition products can be found via Walmart, Amazon, and GNC in the United States and in True North retail stores in Canada. The SINFIT Nutrition product line is currently sold in 10 countries around the world.

Our Commitment to Social and Environmental Responsibility

We are committed to being good stewards of our planet, our communities and our people, through tangible action. We continue to focus on reducing our environmental impact, conserving natural resources and promoting sustainability across our value chain and in our operations. We invest in the efficiency of our transportation fleet and warehouses and focus on diverting waste from landfills.

We believe that freedom of food choice matters and we play a vital role in delivering safe, quality and nutritious food options to tables across North America. We are also working to increase access to better food, particularly for people in low-income and rural communities, or vulnerable situations. We also encourage our associates to make a difference by volunteering their time in their communities.

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The safety and well-being of our associates is a top priority. Throughout the COVID-19 pandemic, we have quickly and continuously adopted and added safety measures to protect our associates and the communities we serve. We are focused on fostering a culture of caring and safety.

Social and environmental responsibility is integral to our overall business strategy, and we believe these practices deliver significant value to our stakeholders, including our shareholders, associates, customers, suppliers and communities.

Secret Javas, Inc.

In February 2020, the Company launched a high-end subscription coffee service called Secret Javas. Secret Javas is a brand within SINFIT Nutrition.

On August 5, 2019, the Company has entered into an exclusive agreement to distribute Arte Café Brazilian coffee beans in the United States market for the Company’s Secret Javas offering. Pursuant to the terms of the agreement, the Company is the exclusive source to distribute and brand all imported coffee products as Secret Java branded products. Secret Javas sells coffee products online and also has a coffee subscription service at www.secretjavas.com.

Product Supply

Secret Java is committed to selling the finest whole bean coffees and coffee beverages. To ensure compliance with our rigorous coffee standards, we control substantially all coffee purchasing, roasting and packaging and the distribution of coffee used in our operations. We purchase green coffee beans from our Brazilian supplier and custom roast them to our exacting standards for our many blends and single origin coffees.

Secret Java is an award-winning specialty coffee company that serves premium single origin coffee to discerning coffee drinkers. Our coffee is ethically sourced, roasted to a high standard and sold alongside a selection of premium coffee related retail products through our website.

Unlike brick and mortar coffee shops and chains that have shifted their proposition towards being more closely identified with a breakfast diner, we have continued to focus predominately on coffee and in perfecting our craft. In doing so, our customer base understands our quality proposition and it enables us to create a differentiator with prospective customers specifically seeking a quality coffee experience.

Secret Java generates revenue by selling weekly, monthly and quarterly coffee subscriptions along with a selection of premium coffee related retail products through our website.

On April 1, 2021, the Company acquired the assets of Yourganics, Inc., a nutritional supplement company.

Sales Targets

Our target customer market is the United States’ coffee drinkers. As more consumers become interested in coffee and move towards the higher-end of the specialty coffee spectrum, our target market increases. We aim to educate consumers about the difference between specialty grade coffee and below standard grade coffee and, through this, we assist in raising their coffee expectations.

Government Regulation

Our operations and many of the products that we distribute in the United States are subject to regulation by state and local health departments, the United States Department of Agriculture (“USDA”) and the United States Food and Drug Administration (the “FDA”), which generally impose standards for product quality and sanitation and are responsible for the administration of bioterrorism legislation. In the United States, our facilities generally are inspected at least once annually by state or federal authorities. For certain product lines, we are also subject to the Perishable Agricultural Commodities Act, the Packers and Stockyard Act and regulations promulgated by the USDA to interpret and implement these statutory provisions. The USDA imposes standards for product safety, quality and sanitation through the federal meat and poultry inspection program.

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The FDA Food Safety Modernization Act in the United States has expanded food safety requirements across the food supply chain and, among other things, impose additional regulations focused on prevention of food contamination, more frequent inspection of high-risk facilities, increased record-keeping, and improved tracing of food.  Products that do not meet regulatory standards and/or comply with these regulations may be considered to be adulterated and/or misbranded and subject to recall.

Many of our facilities in the United States are subject to various environmental protection statutes and regulations, including those relating to the use of water resources and the discharge of wastewater. Our policy is to comply with all applicable environmental and safety legal requirements. We are subject to other federal, state, provincial and local provisions relating to the protection of the environment or the discharge of materials; however, these provisions do not materially impact the use or operation of our facilities.

25

MANAGEMENT

Directors of the corporation are elected by the stockholders to a term of one year and serve until a successor is elected and qualified. Officers of the corporation are appointed by the Board of Directors to a term of one year and serves until a successor is duly appointed and qualified, or until he or he is removed from office. The Board of Directors has no nominating, auditing or compensation committees. The Board of Directors also appointed our officers in accordance with the Bylaws of the Company, and per employment agreements negotiated between the Board of Directors and the respective officer. Currently, there are no such employment agreements. Officers listed herein are employed at the whim of the Directors and state employment law, where applicable.

The name, address, age and position of our officer and director is set forth below:

Name	Age	First Year as a Director or officer	Office(s) held
David Lovatt	47	2013	Director/CEO
Leonard K. Armenta Jr.	44	2020	Director/President

The term of office of each director of the Company ends at the next annual meeting of the Company’s stockholders or when such director’s successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company’s bylaws or has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company’s Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer’s successor is elected and qualifies.

Directors are entitled to reimbursement for expenses in attending meetings but receive no other compensation for services as directors. Directors who are employees may receive compensation for services other than as director. No compensation has been paid to directors for services.

Biographical Information

David Lovatt, Chief Executive Officer, President and Director

Mr. Lovatt is a highly accomplished, result-driven Entrepreneur with more than 14 years of business experience, including extensive work in raising capital (equity and debt). Mr. Lovatt is well versed on Securities Exchange Commission (SEC) rules and regulations.

David Lovatt became our Chief Executive Officer and Director of the Company on October 4, 2013. In January 2021, David Lovatt became a founding partner of Supplement Group (Europe) Limited where he serves as CEO and a Director.

On January 21, 2021, Mr. Lovatt became CEO and Director of Performance Drink Group, Inc (f/k/a Liberty International Holdings Inc.) whose business is involved in the manufacture and sale of energy drinks into the US market. He is also President of the company’s subsidiary American Metabolix, Inc.

On June 13, 2020, Mr. Lovatt became CEO and Director of Torque Lifestyle Brands and holds the position currently. Torque is a nutritional supplements company with various brands and subsidiaries operating.

26

From November 10, 2010 to December 1, 2013, Mr. Lovatt was the chief executive officer of DNA Dynamics, Inc (“DNAD”). His responsibilities at DNAD included overseeing product development and operations. From September 1, 2008 until February 1, 2011, Mr. Lovatt was the chief executive officer of Cloud Centric System Inc.

Mr. Lovatt has a Bachelor’s of AA’s in the University of Huddersfield, in West Yorkshire, England.

Leonard K. Armenta Jr, President, Director and Chief Executive Officer of SINFIT Nutrition, Inc.

Leonard K. Armenta, Jr. became President and a member of the Board of Directors on November 1, 2020. Mr. Armenta also serves as the Chief Executive Officer of SINFIT Nutrition, Inc. from May 2020 through the present. From August 2015 until June 2018, Mr. Armenta was the CEO of Intensity Nutrition.

From May 2013 until July 2015, Mr. Armenta served as Executive Vice President of Business Development for Creative Edge Nutrition, a sports nutrition company. From July 2008 until May 2012, Mr. Armenta served as COO and Executive Vice President of Muscle Pharm. From April 1999 until July 2008. Mr. Armenta was an owner of Colorado Sports Innovations Consulting, which assisted companies in branding and revenue growth strategies.

Executive Compensation

David Lovatt received $120,000.00 in 2020 for accrued salary.

27

RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

David Lovatt, the Company’s Chief Executive Officer and member of the Company’s Board of Directors, owns 50% of Supplement Group (Europe) LTD (“SGL”). Leonard K. Armenta Jr., the Company’s President and member of the Company’s Board of Directors. Owns 50% of SGL. SGL owns the sole Series A Preferred Share of the Company. SGL, through its ownership of the Company’s Series A Preferred Stock, controls 80% of the voting shares of the Company.

The Company has a Management and Administrative Services Agreement (“MAS”) with SGL to provide administrative services for the Company and its subsidiary. Pursuant to the terms of the MAS, SGL provides staffing, marketing, administrative services and warehouse space to the Company. The Company pays SGL $50,000.00 monthly as compensation for its services.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as to the shares of Common Stock beneficially owned as of April 29, 2021, by (i) each person known to us to be the beneficial owner of more than 5% of our Common Stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of Common Stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that shares of Common Stock subject to options currently exercisable or exercisable within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. The footnotes below indicate the amount of unvested options for each person in the table. None of these unvested options vest within 60 days of the date hereof.

Shareholder	Class of Stock	No. of Shares	% of Class	Voting Rights	% of Voting Rights (1)	% Voting Rights Post Offering(2)
David Lovatt	Common	0	0%	0	0%	0%
	Preferred A (3)	1	100%	56,000,000,000	80.00%	80.00%
Leonard K. Armenta Jr.	Common	0	0%	0	0%	0%
	Preferred A (3)	1	100%	0	0%	80%

All Officers and Directors					80.00%	80.00%

(1) Based on a total of 13,995,992,699 shares of Common Stock outstanding as of April 29, 2021.

(2) Assumes all shares offered are sold.

(3) David Lovatt, the Company’s Chief Executive Officer and sole director, owns 50% of Supplement Group (Europe) LTD (“SGL”). SGL owns the sole Series A Preferred Share of the Company. SGL controls 80% of the voting shares of the Company. Sinfit Nutrition, Inc. has an Administration and Management Agreement with SGL to provide administrative services for Sinfit Nutrition, Inc.

28

DESCRIPTION OF CAPITAL

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our articles of incorporation, as amended and our bylaws, as amended, which are included as exhibits to the registration statement of which this Offering Circular forms a part.

Our Articles of Incorporation authorize the issuance of up to 33,000,000,000 shares of common stock, par value $0.0001 of which 13,995,992,699 were issued and outstanding prior to this Offering and up to 100 shares of preferred stock, par value $0.0001, to be designated at the discretion of the Board of Directors. Currently, there is 1 share of Series A Preferred Stock authorized and 1 share of Series A Preferred Stock issued. No other preferred shares are designated or issued at this time.

Common Stock

Voting

Each holder of our Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the votes cast. Cumulative voting for the election of directors is not permitted.

Dividends

Holders of our Common Stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for payment, subject to the rights of holders, if any, of our preferred stock.  Any decision to pay dividends on our Common Stock will be at the discretion of our Board of Directors. Our Board of Directors may or may not determine to declare dividends in the future. See “Dividend Policy.” The Board’s determination to issue dividends will depend upon our profitability and financial condition, and other factors that our Board of Directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of our Common Stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full all of our debts and after the holders of all outstanding preferred stock, if any, have received their liquidation preferences in full.

Series A Preferred Stock

Voting

The holders Series A Preferred Stock shall be entitled to the right to vote, either together with holders of the Company’s common stock, or as a separate class of shares, on any matter upon which the shareholders of common stock of the Company may vote, including, but not limited to, any resolutions purporting to vary any of their rights or create any class of capital stock ranking in priority to them or effect any reorganization which would disadvantage the Series A Preferred Stock relative to the shares of the Company’s common stock. Each share of the Series A Preferred Stock shall have voting rights equal to four times the number of common shares at the time of any vote, divided by the total number of shares of Series A Preferred stock issued at that time.

29

Conversion Rights

Series A Preferred Stock shall have no conversion rights into common stock of the Company.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Company, either voluntarily or involuntarily, the holders of the Series A Preferred Stock shall not be entitled to receive any of the assets of the Company.

Dividends

The holders of Series A Preferred Stock shall not be entitled to receive dividends.

Redemption

At the option of the holders of Series A Preferred Stock, the Series A Preferred Stock may be redeemed for an aggregate of one dollar ($1.00) for all such shares of Series A Preferred Stock so held.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation generally limits our officers’ and directors’ personal liability to the Company and its stockholders for breach of a fiduciary duty as an officer or director except for breach of the duty of loyalty or acts or omissions not made in good faith or which involve intentional misconduct or a knowing violation of law. Our Certificate of Incorporation and Bylaws, provide indemnification for our officers and directors to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability, and loss, including attorney's fees, judgments, fines excise taxes or penalties and amounts to be paid in settlement reasonably incurred or suffered by an officer or director in connection with any action, suit or proceeding, whether civil or criminal, administrative or investigative (hereinafter a "Proceeding") to which the officer or director is made a party or is threatened to be made a party, or in which the officer or director is involved by reason of the fact that he is or was an officer or director of the Company, or is or was serving at the request of the Company whether the basis of the Proceeding is an alleged action in an official capacity as an officer or director, or in any other capacity while serving as an officer or director.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.  In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of directors, officers or employees for which indemnification is sought.

Transfer Agent

The Company’s transfer agent is Olde Monmouth Stock Transfer Co., Inc. with offices at 200 Memorial Parkway, Atlantic Highlands, NJ 07716. They can be contacted at (732) 872-2727.

30

SHARE ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Common Stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of Common Stock that may be sold in the future.

Upon the successful completion of this offering, we will have 37,995,992,699 outstanding shares of Common Stock if we complete the maximum offering hereunder.  All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 5% stockholders.

Rule 144

Shares of our Common Stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of Common Stock then outstanding, which will equal about 104,286,052 shares if fully subscribed; or

●	the average weekly trading volume of the unrestricted Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

31

PLAN OF DISTRIBUTION

The Offering will be sold by our officers and directors.

This is a self-underwritten offering. This Offering Circular is part of an exemption under Regulation A that permits our officers and directors to sell the Shares directly to the public in those jurisdictions where the Offering Circular is approved, with no commission or other remuneration payable for any Shares sold. There are no plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer. After the qualification by the Commission and acceptance by those states where the offering will occur, the Officer and Directors intends to advertise through personal contacts, telephone, and hold investment meetings in those approved jurisdictions only. We do not intend to use any mass-advertising methods such as the Internet or print media. Officers and Directors will also distribute the prospectus to potential investors at meetings, to their business associates and to his friends and relatives who are interested the Company as a possible investment, so long as the offering is an accordance with the rules and regulations governing the offering of securities in the jurisdictions where the Offering Circular has been approved. In offering the securities on our behalf, the Officers and Directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Terms of the Offering

The Company is offering on a best-efforts, self-underwritten basis 24,000,000,000 shares of its Common Stock at a price of $0.0005 per share.

There is no minimum investment required from any individual investor. The shares are intended to be sold directly through the efforts of our officers and directors. The shares are being offered for a period not to exceed 360 days. The offering will terminate on the earlier of: (i) the date when the sale of all shares is completed, or (ii) 360 days from the effective date of this document. For more information, see the section titled “Plan of Distribution” and “Use of Proceeds” herein.

32

VALIDITY OF COMMON STOCK

The validity of the securities offered hereby will be passed upon by Donnell Suares, Esq.

EXPERTS

None

REPORTS

As a Tier 1, Regulation A filer, we are not required to file any reports.

33

PART III EXHIBITS

EXHIBIT INDEX

Date of File
2.1	Articles of Incorporation	12/18/2013
2.2	Bylaws	12/18/2013
2.3	Articles of Amendment (Designation of Series A Preferred)	8/8/2019
2.4	Articles of Amendment (Designation of Series B Preferred)	2/16/2016
2.5	Amended and Restated Articles of Incorporation	8/15/2017
2.6	Amended and Restated Articles of Incorporation	8/8/2019
2.7	Amendment to Articles of Incorporation	8/8/2019
2.8	Amendment to Articles of Incorporation	5/11/21
2.81	Amendment to Articles of Incorporation	5/11/21
2.82	Amendment to Articles of Incorporation	5/11/2021
2.9	Amendment to Articles of Incorporation	5/11/2021
2.91	Amendment to Articles of Incorporation	Herewith
4.1	Form of Subscription Agreement	5/11/11
6.1	Distribution Agreement between the Company and B&C General Warehouse Corp., LLC	8/8/2019
6.2	Asset Purchase Agreement between Sinfit Nutrition, Inc. and Yourganics, Inc.	5/11/21
6.3	Management and Administrative Services Agreement between Gentech Holdings, Inc. and Supplement Group (Europe) Ltd.	5/11/21
11.1	Consent of Donnell Suares, Esq. (included in Exhibit 12.1)
12.1	Opinion of Donnell Suares, Esq. Regarding Legality	6/1/2021

34

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A/A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, New York on this 29th day of October, 2021.

(Exact name of issuer as specified in its charter): Gentech Holdings, Inc.

By:	/s/ David Lovatt
David Lovatt Chief Executive Officer (Principal Executive Officer) and Director

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature):	/s/ David Lovatt
David Lovatt
(Title):	Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

(Date):	October 29, 2021

SIGNATURES OF DIRECTORS:

/s/ David Lovatt	October 29, 2021
David Lovatt	Date

/s/ Leonard K. Armenta Jr.	October 29, 2021
Leonard K. Armenta Jr.	Date

35

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

F-1

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	January 31,	January 31,
	2021	2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$219,639	$5
Accounts receivable	83,395	–
Loan origination costs	1,645	1,645
Due from Greenlight	236,325	–
Due from Sinfit	1,165	–
Investment in Hakuna	390,000	–
Security deposits	12,000	–
Due from officers	64,810	–
Inventory	155,924	–

Total Current Assets	1,164,903	1,650

OTHER ASSETS
Goodwill	60,432	–

PROPERTY AND EQUIPMENT, net of accumulated
Prepaid expenses	38,236	26,989
Depreciation of $3,448 and $2,709 respectively	16,499	16,499

TOTAL ASSETS	$1,280,070	$45,138

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Judgement payable	$1,068,339	$1,068,339
Accounts payable	131,581	22,404
Accrued expenses, related parties	–	1,062
Accrued expenses	363,010	230,394
Accrued compensation	22,001	10,000
Loans payable, related parties	270,505	15,749
Derivative liability	414,856	414,856
Loans payable	182,800	56,400
Convertible debenture	946,694	1,128,144

Total Current Liabilities	3,399,786	2,947,348

TOTAL LIABILITIES	3,399,786	2,947,348

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock, $0.0001 par value; 2,500,000 shares authorized	–	–
Preferred stock designated, Series AA, $0.0001 par value, 1,000 shares issued and outstanding	–	–
Preferred stock designated, Series B, $0.0001 par value, -0- shares issued and outstanding	–	–
Preferred stock designated, Series C, $0.0001 par value, -0- shares issued and outstanding	–	–
Common stock, $0.0001 par value; 5,000,000,000 shares authorized, 9,345,992,699 and 1,736,605,234 shares issued and outstanding, respectively	869,346	117,787
Additional paid-in capital	7,173,112	5,827,739
Subscriptions payable	1,500	1,500
Accumulated deficit	(10,163,674)	(8,849,236)

Total Stockholders' Equity (Deficit)	(2,119,716)	(2,902,210)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$1,280,070	$45,138

The accompanying notes are an integral part of these unaudited financial statements.

F-2

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	For the Quarters Ended
	January 31, 2021	January 31, 2020

REVENUES	$87,933	$220

COST OF GOODS SOLD	57,802	–

GROSS PROFIT	30,131	220

OPERATING EXPENSES

General and administrative	215,549	10,452
Officer compensation	72,500	99,110
Professional fees	50,049	5,000

Total Operating Expenses	338,098	114,562

LOSS FROM OPERATIONS	(307,967)	(114,562)

OTHER INCOME (EXPENSES)

Gain on settlement of debt	–	–
Interest expense	(34,883)	(43,489)

Total Other Income (Expenses)	(34,883)	(157,831)

NET LOSS/GAIN BEFORE INCOME TAXES	(342,850)	(157,831)

PROVISION FOR INCOME TAXES	–	–

NET LOSS	$(342,850)	$(157,831)

The accompanying notes are an integral part of these unaudited financial statements.

F-3

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

From November 1, 2017 through October 31, 2020

(Unaudited)

	Series AA		Series B		Series C
	Preferred Stock		Preferred Stock		Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount

Balance, October 31, 2018	1,000	$–	–	$–	–	$–

Common stock issued for conversion of debt	–	$–	–	$–	–	$–
Common stock issued for accrued compensation	–	–	–	–	–	–
Stock issued for rounding up of 1 for 7,000 reverse stock split	–	–	–	–	–	–
Common stock issued for conversion of debt	–	–	–	–	–	–
Paid in capital adjustment	–	–	–	–	–	–
Net income for the year ended October 31, 2019	–	–	–	–	–	–
Balance,October 31, 2019	1,000	$–	–	$–	–	$–

Issuance of Common stock	–	$–	–	$–	–	$–
Net loss for the quarter ended January 31, 2020	–	–	–	–	–	–
Balance, January 31, 2020	1,000	$–	–	$–	–	$–

Issuance of Common stock	–	$–	–	$–	–	$–
Issuance of Common stock for conversion of notes payable	–	–	–	–	–	–
Net loss for the quarter ended April 30, 2020	–	–	–	–	–	–
Balance, April 30, 2020	1,000	$–	–	$–	–	$–

Issuance of Common Stock	–	$–	–	$–	–	$–
Net loss for the quarter ended July 31, 2020	–	–	–	–	–	–
Balance, July 31, 2020	1,000	$–	–	$–	–	$–

Issuance of Common Stock for acquisition	–	$–	–	$–	–	$–
Issuance of Common stock for services	–	–	–	–	–	–
Issuance of Common stock for note conversions	–	–	–	–	–	–
Issuance of Common stock	–	–	–	–	–	–
P&L Adjustment	–	–	–	–	–	–
Net loss for the quarter ended October 31, 2020	–	–	–	–	–	–
Balance, October 31, 2020	1,000	$–	–	$–	–	$–

Issuance of Common stock	–	$–	–	$–	–	$–
Common Shares retired	–	–	–	–	–	–
Net loss for the quarter	–	–	–	–	–	–
Preferred shares retired	(999)	–	–	–	–	–
Preferred shares issued	1	–	–	–	–	–
Balance, January 31, 2021	2	$–	–	$–	–	$–

F-4

POCKET GAMES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

From November 1, 2017 through October 31, 2020

(Unaudited)

(Continued)

			Additional			Accumulated Other	Total Stockholders'
	Common Stock		Paid-In	Subscriptions	Accumulated	Comprehensive	Equity
	Shares	Amount	Capital	Payable	Deficit	Income	(Deficit)

Balance, October 31, 2018	1,080,718	$11	$5,688,884	$1,500	$(7,896,312)	$–	$(2,205,917)

Common stock issued for conversion of debt	34,482,758	345	1,655	–	–	–	2,000
Common stock issued for accrued compensation	350,000,000	3,500	31,500	–	–	–	35,000
Stock issued for rounding up of 1 for 7,000 reverse stock split	245	–	–	–	–	–	–
Common stock issued for conversion of debt	43,041,513	430	233,439	–	–	–	233,439
Paid in capital adjustment	–		(348,809)	–	–	–	(348,809)
Net income for the year ended October 31, 2019	–	–	–	–	(783,673)	–	(783,673)
Balance, October 31, 2019	428,605,234	$4,286	$5,606,669	$1,500	$(8,679,985)	$–	$(3,067,960)

Issuance of Common stock	1,335,000,000	$113,500	$221,500	$–	$–	$–	$335,000
Net loss for the quarter ended January 31, 2020	–	–	–	–	(169,250)	–	(169,250)
Balance, January 31, 2020	1,763,605,234	$117,786	$5,828,169	$1,500	$(8,849,235)	$–	$(2,902,210)

Issuance of Common stock	140,000,000	$14,000	$98,000	$–	$–	$–	$112,000
Issuance of Common stock for conversion of notes payable	101,953,400	10,196	30,585	–	–	–	40,781
Net loss for the quarter ended April 30, 2020	–	–	–	–	(111,316)	–	(111,316)
Balance, April 30, 2020	2,005,558,634	$141,982	$5,956,754	$1,500	$(8,960,551)	$–	$(2,860,745)

Issuance of Common Stock	865,000,000	$86,500	$605,500	$–	$–	$–	$692,000
Net loss for the quarter ended July 31, 2020	–	–	–	–	(439,986)	–	(439,986)
Balance, July 31, 2020	2,870,558,634	$228,482	$6,562,254	$1,500	$(9,400,318)	$–	$(2,608,511)

Issuance of Common Stock for acquisition	1,400,000,000	$70,000	$280,000	$–	$–	$–	$350,000
Issuance of Common stock for services	700,000,000	70,000	–	–	–	–	70,000
Issuance of Common stock for note conversions	427,142,857	42,714	13,526	–	–	–	56,240
Issuance of Common stock	387,500,000	48,750	250,050	–	–	–	298,800
P&L Adjustment	–	–	–	–	–	–	(560)
Net loss for the quarter ended October 31, 2020	–	–	–	–	(379,318)	–	(379,318)
Balance, October 31, 2020	5,785,201,491	$459,946	$7,105,830	$1,500	$(9,779,636)	$–	$(2,213,129)

Issuance of Common stock	4,635,791,208	$409,400	$67,282	$–	$–	$–	$476,682
Common Shares retired	(1,075,000,000)	–	–	–	–	–	–
Net loss for the quarter	–	–	–	–	(384,038)	–	(384,038)
Preferred shares retired	–	–	–	–	–	–	–
Preferred shares issued	–	–	–	–	–	–	–
Balance, January 31, 2021	9,345,992,699	$869,346	$7,173,112	$1,500	$(10,163,674)	$	$(2,119,716)

The accompanying notes are an integral part of these unaudited financial statements.

F-5

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Quarters Ended
	January 31, 2021	January 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(342,850)	$(157,831)
Adjustments to reconcile net loss to net cash used by operating activities:
Changes in operating assets and liabilities:
Prepaid expenses	–	(26,989)
Accounts Receivable	6,794	–
Due to GTEH	5,000	–
Due from officers	5,000	–
Due from related party	(229,725)	–
Inventory	(26,648)	–
Accounts payable	18,962	–
Accrued expenses, related parties	–	(22,865)
Accrued expenses	118,015	43,489
Accrued officer compensation	(71,958)	(134,201)

Net Cash Used by Operating Activities	(517,410)	(298,397)

CASH FLOWS FROM INVESTING ACTIVITIES

Investment in Hakuna	(20,000)	–

Net Cash Used by Investing Activities	(20,000)	–

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from loans payable, related parties	–	6,800
Conversion of notes payable	(55,211)	–
Proceeds from loans payable	5,000	–
Repayments of loans payable, related parties	206,150	(43,450)
Issuance of common stock	409,400	113,500
Additional paid in capital	100,211	221,500

Net Cash Provided by Financing Activities	665,550	298,350

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	128,140	(47)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	91,499	52

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$219,639	$5

The accompanying notes are an integral part of these unaudited financial statements.

F-6

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

Notes to Condensed Financial Statements

January 31, 2021

(Unaudited)

Nature of Business

Pocket Games, Inc. (the “Company”) was incorporated on October 4, 2013 (“Inception”) under the laws of the State of Florida. The Company is engaged in the development, marketing and sale of interactive games for mobile devices, tablets and computers. The Company has limited customers and products and revenues to date.

We develop games and provide end-end services for software and application development. We also have a dedicated division for server support and cloud management. Our clients rely on us to support their core IT architecture and provide 24/7 support for their business critical infrastructure

The Company has adopted a fiscal year end of October 31.

Effective November 21, 2018, the Company changed its name to GenTech Holdings, Inc. Along with the name change, the Company also effectuated a 1 share for 7,000 shares reverse stock split which reduced the number of outstanding shares of common stock from 7,565,028,107 to 1,080,718 at the effective date. All references to common stock have been adjusted to reflect the reverse stock split.

On October 19, 2020 the Company filed a 500:1 reverse stock split; however, this was withdrawn on January 15 2021.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments purchased with original maturities of twelve months or less. Cash and cash equivalents at January 31, 2021 was $219,639.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. During the year ended October 31, 2018, the Company purchased equipment for the mining of cryptocurrency. This equipment is being depreciated over a seven year period.

Revenue Recognition

The Company generates revenue from three sources; sale of game applications, sale of advertising provided with games, and outsourced application development services. The Company recognizes revenue using four basic criteria that must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured, which is typically after receipt of payment and delivery, net of any credit card charge-backs and refunds. Determination of criteria (3) and (4) are based on management’s judgment regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

F-7

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

Notes to Condensed Financial Statements

January 31, 2021

(Unaudited)

The Company defers any revenue for which the product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required. Revenues on advertising are deferred and recognized ratably over the advertising period. During the year ended ended October 31, 2020 and 2019, the Company recorded $15,888 and $-0- in revenues from sales.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Note 2 - Going Concern

As shown in the accompanying financial statements, the Company has incurred continuous losses from operations, has an accumulated deficit of $10,163,674, has a negative working capital of $2,234,883 and has cash on hand of $219,639 as of January 31, 2021, and has generated minimal revenues to date. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management is currently seeking additional sources of capital to fund short term operations through debt or equity investments, including loans from Officers and Directors. The Company, however, is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, therefore, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of any uncertainty as to the Company’s ability to continue as a going concern. The financial statements also do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 – Related Party Transactions

Promissory Notes

The Company has issued promissory notes to related parties as disclosed in Note 4.

Revenues

The Company entered into a contract with a related party during the fiscal year ended October 31, 2015, whereby, the Company will perform testing on games and applications. There were no revenues from related parties during the three months ended January 31, 2020.

Employment Contracts

On October 4, 2013, the Company entered into two employment agreements with the two officers of the Company. Both agreements are for a term of three years and require monthly payments of $10,000 to each officer. The agreements continue on a month to month basis. During the year ended October 31, 2016, accrued compensation of $143,995 was converted into a convertible promissory note. Accrued compensation was $20,000 at January 31, 2021.

F-8

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

Notes to Condensed Financial Statements

January 31, 2021

(Unaudited)

Note 4 – Loans Payable, Related Parties

Loans payable, related parties, consists of the following April 30, 2020:

January 31, 2021
Originated December 5, 2017, unsecured promissory note, bearing interest at 9% per annum from a related party, due on demand	$0

Originated January 29, 2018, unsecured promissory note, bearing interest at 9% per annum from a related party, due on demand	0

Originated April 30, 2018, unsecured promissory note, bearing interest at 9% per annum from a related party, due on demand	0

Originated March 7, 2019, unsecured promissory note, bearing interest at 9% per annum from a related party, due on demand	3,000

Originated June 17, 2019, unsecured promissory note, bearing interest at 9% per annum from a related party, due on demand	0

Miscellaneous loans, non-interest bearing, due on demand	40,354
$43,354

Note 5 – Loans Payable

During the year ended October 31, 2018, the company received loans in the amount of $29,000. These loans are non-interest bearing and due on demand. As of April 30, 2020, the balance due on these loans was $29,000.

Note 6 – Convertible Debenture

Convertible debentures consist of the following at October 31, 2020:

January 31,
2021

Originated May 7, 2015, unsecured $10,000 convertible promissory note, which carries an 8% interest rate and matures on February 8, 2016 (“145 Carroll Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) of the average of the three lowest closing bid prices of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater. The note carries a twenty two percent (22%) interest rate in the event of default, and the debt holder is limited to owning 4.99% of the Company’s issued and outstanding shares.	$10,000

Originated September 10, 2015, unsecured $30,250 convertible promissory note, which carries an 8% interest rate and matures on September 10, 2016 (“Vigere Capital Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) of the average of the (3) lowest closing prices of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	0

F-9

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

Notes to Condensed Financial Statements

January 31, 2021

(Unaudited)

Originated October 15, 2015, unsecured $30,250 convertible promissory note, which carries an 8% interest rate and matures on October 15, 2016 (“Vigere Capital Note #2”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) of the average of the (3) lowest closing prices of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	30,250

Originated January 5, 2016, unsecured $30,800 convertible promissory note ($8,000 received as of January 31, 2016), which carries an 8% interest rate and matures on January 5, 2017 (“JDF Capital Note #4”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) of the average of the three lowest reported sales prices of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater. The note carries a twenty two percent (22%) interest rate in the event of default, and the debt holder is limited to owning 4.99% of the Company’s issued and outstanding shares.	3,561

Originated February 8, 2016, unsecured $17,000 convertible promissory note, which carries a 10% interest rate and matures on February 8, 2017 (“East Capital Investments Note #2”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to forty-two percent (42%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	7,000

Originated February 8, 2016, unsecured $7,000 convertible promissory note, which carries a 10% interest rate and matures on February 8, 2017 (“Grant Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to forty-two percent (42%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	7,000

Originated February 18, 2016, unsecured $26,500 convertible promissory note, which carries an 8% interest rate and matures on February 18, 2017 (“Crown Bridge Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-one percent (51%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater. The note carries a twenty two percent (22%) interest rate in the event of default, and the debt holder is limited to owning 4.99% of the Company’s issued and outstanding shares.	4,684

Originated May 19, 2016, unsecured $55,000 convertible promissory note, which carries a 10% interest rate and matures on May 19, 2017 (“JDF Capital Note #5”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to sixty percent (60%) of the lowest reported sales prices of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater. The note carries a twenty two percent (22%) interest rate in the event of default, and the debt holder is limited to owning 4.99% of the Company’s issued and outstanding shares.	45,504

Originated June 24, 2016, unsecured $27,500 convertible promissory note, which carries a 12.5% interest rate and matures on June 24, 2017 (“East Capital Investments #5”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	18,716

Originated June 30, 2016, unsecured $11,500 convertible promissory note, which carries an 8% interest rate and matures on June 30, 2017 (“Crown Bridge Note #3”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-one percent (51%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater. The note carries a twenty two percent (22%) interest rate in the event of default, and the debt holder is limited to owning 4.99% of the Company’s issued and outstanding shares.	11,500

F-10

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

Notes to Condensed Financial Statements

January 31, 2021

(Unaudited)

Originated February 9, 2016, unsecured $143,995 convertible promissory note, which carries an 8% interest rate and is due on demand (“Polatoff Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to forty-two percent (42%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	8,400

Originated January 30, 2017, unsecured $9,000 convertible promissory note, which carries a 10% interest rate and matures on September 2, 2017 (“JDF Capital Note #6”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	9,000

Originated February 9, 2017, unsecured $30,000 convertible promissory note, which carries a 10% interest rate and matures on February 9, 2018 (“East Capital Investments #6”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	0

Originated February 28, 2017, unsecured $9,000 convertible promissory note, which carries a 10% interest rate and matures on February 2, 2018 (“JDF Capital Note #11”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date.	9,000

Originated March 23, 2017, unsecured $24,200 convertible promissory note, which carries a 10% interest rate and matures on March 23, 2018 (“JDF Capital Note #7”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	24,200

Originated March 31, 2017, unsecured $15,400 convertible promissory note, which carries a 10% interest rate and matures on March 31, 2018 (“JDF Capital Note #8”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	15,400

Originated April 10, 2017, unsecured $15,400 convertible promissory note, which carries a 10% interest rate and matures on April 10, 2018 (“JDF Capital Note #9”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	15,400

Originated April 12, 2017, unsecured $16,000 convertible promissory note, which carries a 10% interest rate and matures on April 12, 2018 (“East Capital Investments #9”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	16,000

Originated April 28, 2017, unsecured $24,200 convertible promissory note, which carries a 10% interest rate and matures on April 28, 2018 (“JDF Capital Note #10”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	24,200

F-11

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

Notes to Condensed Financial Statements

January 31, 2021

(Unaudited)

Originated May 4, 2017, unsecured $15,400 convertible promissory note, which carries a 10% interest rate and matures on May 4, 2018 (“Vigere Capital Note #6”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	15,400

Originated May 31, 2017, unsecured $10,000 convertible promissory note, which carries a 10% interest rate and matures on May 31, 2018 (“JDF Capital Note #13”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	10,000

Originated June 13, 2017, unsecured $17,325 convertible promissory note, which carries a 10% interest rate and matures on June 13, 2018 (“JDF Capital Note #12”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to sixty percent (60%) of the lowest sale price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	17,325

Originated June 15, 2017, unsecured $2,700 convertible promissory note, which carries an 8% interest rate and matures on demand (“John D. Thomas PC Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (58%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	2,700

Originated July 14, 2017, unsecured $5,000 convertible promissory note, which carries an 8% interest rate and matures on demand (“Elliott Polatoff Note #2”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (58%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	5,000

Originated October 5, 2017, unsecured $15,000 convertible promissory note, which carries a 12% interest rate and matures on October 5, 2018 (“East Capital Investments #11”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to a fifty eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	0

Originated December 1, 2017, unsecured $34,000 convertible promissory note, which carries a 12% interest rate and matures on December 1, 2018 (“Fidelis Capital Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to a fifty eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	0

Originated January 30, 2018, unsecured $30,000 convertible promissory note, which carries a 10% interest rate and matures on January 30, 2019 (“East Capital Investments #13”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	0

Originated February 12, 2018, unsecured $30,000 convertible promissory note, which carries a 10% interest rate and matures on February 12, 2019 (“East Capital Investments #14”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	15,000

F-12

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

Notes to Condensed Financial Statements

January 31, 2021

(Unaudited)

Originated April 27, 2018, unsecured $15,000 convertible promissory note, which carries a 10% interest rate and matures on April 27, 2019 (“East Capital Investments #15”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	15,000

Originated February 23, 2018, unsecured $67,500 convertible promissory note, which carries a 10% interest rate and matures on February 23, 2019 (“East Capital Investments #16a”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	0

Originated February 23, 2018, unsecured $10,000 convertible promissory note, which carries a 10% interest rate and matures on February 23, 2019 (“East Capital Investments #16b”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	10,000

Originated December 28, 2018, unsecured $15,000 convertible promissory note, which carries a 10% interest rate and matures on December 28, 2019 (“East Capital Investments #17”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	15,000

Originated March 2, 2019, unsecured $25,000 convertible promissory note, which carries a 10% interest rate and matures on March 2, 2020 (“Fidelis Capital Note #2”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to a fifty percent (50%) discount of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	0

Originated March 12, 2019, unsecured $25,000 convertible promissory note, which carries a 10% interest rate and matures on March 12, 2020 (“East Capital Investments #18”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	25,000

Originated May 8, 2019, unsecured $135,000 convertible promissory note, which carries a 10% interest rate and matures on May 8, 2020 (“East Capital Investments #20”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (20) trading days prior to the conversion date, or par value, whichever is greater.	135,000

Originated May 23, 2019, unsecured $72,500 convertible promissory note, which carries a 10% interest rate and matures on November 23, 2020 (“East Capital Investments #21”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	72,500

Originated June 6, 2019, unsecured $100,000 convertible promissory note, which carries a 10% interest rate and matures on June 6, 2020 (“East Capital Investments #22”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	100,000

F-13

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

Notes to Condensed Financial Statements

January 31, 2021

(Unaudited)

Originated June 19, 2019, unsecured $32,000 convertible promissory note, which carries a 10% interest rate and matures on June 19, 2020 (“East Capital Investments #23”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	32,000

Originated June 24, 2019, unsecured $71,000 convertible promissory note, which carries a 10% interest rate and matures on June 24, 2020 (“East Capital Investments #24”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	71,000

Originated June 27, 2019, unsecured $100,000 convertible promissory note, which carries a 10% interest rate and matures on June 27, 2020 (“East Capital Investments #25”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	100,000

Originated July 24, 2019, unsecured $100,000 convertible promissory note, which carries a 10% interest rate and matures on July 24, 2020 (“East Capital Investments #26”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater. $85,000 of this note was received and accounted for during the year ended October 31, 2019.	85,000

Originated August 26, 2019, unsecured $90,000 convertible promissory note, which carries a 10% interest rate and matures on August 26, 2020 (“East Capital Investments #27”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater. $90,000 of this note was received and accounted for during the year ended October 31, 2019.	90,000

Originated September 20, 2019, unsecured $30,000 convertible promissory note, which carries a 10% interest rate and matures on September 20, 2020 (“Fidelis Capital #3”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater. $30,000 of this note was received and accounted for during the year ended October 31, 2019.	30,000

Convertible debenture	946,694

Less: current maturities of convertible debenture	(946,694)

Long term convertible debenture	$–

The company has repaid certain notes originally issued to Fidelis Capital LLC. The notes were dated December 4, 2017 and March 2, 2019. The December note had an interest rate of 9% had an original amount of $20,000. The March 2019 notes had an interest rate of 10% and an original amount of $25,000. The December note had been paid in full and is no longer eligible for conversion. The March note has a remaining balance of $15,000.

F-14

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

Notes to Condensed Financial Statements

January 31, 2021

(Unaudited)

Note 7 – Changes in Stockholders’ Equity (Deficit)

Authorized Shares, Common Stock

Effective May 1, 2018, the Company amended its Articles of Incorporation to change the number of authorized shares from 50,000,000,000 to 25,000,000,000 and the change the par value of common stock from $0.0001 to $0.00001. Effective November 21, 2018, the Company effectuated a 1 share for 7,000 shares reverse stock split which reduced the number of outstanding shares of common stock from 7,565,028,107 to 1,080,718 at the effective date. All references to common stock have been adjusted to reflect the change in par value and the reverse stock split. Effective May 31, 2019, the Company amended its Articles of Incorporation to change the number of authorized shares from 25,000,000,000 to 10,000,000,000. As of July 31, 2020, there were 2,870,588,634 shares issued and outstanding.

Authorized Shares, Preferred Stock

The Company is authorized to issue 2,500,000 shares of its preferred stock, $0.0001 par value. As of July 31, 2019, there were 1,000 shares of Series AA Preferred Stock issued and outstanding. Each share of Series AA Preferred Stock shall have voting rights equal to four times the sum of (a) all shares of Common Stock issued and outstanding at the time of voting; plus (b) the total number of votes of all other classes of preferred stock which are issued and outstanding at the time of voting; divided by (c) the number of shares of Series AA Preferred Stock issued and outstanding at the time of voting. As of October 31, 2019, there were -0- shares of Series B Preferred Stock and -0- shares of Series C Preferred Stock issued and outstanding.

Common Stock Issuances for the Year six months ending July 30, 2020

During the year ended October 31, 2018, the Company issued 207,373 shares of common stock for the conversion of convertible notes payable in the amount of $120,652. As the conversions were within the terms of the agreement, no additional gain or loss on the conversion has been recognized.

Common Stock Issuances for the Year Ended October 31, 2019

During the nine months ended July 31, 2019, the Company issued 77,524,271 shares of common stock for the conversion of convertible notes payable in the amount of $235,440. As the conversions were within the terms of the agreement, no additional gain or loss on the conversion has been recognized.

On November 28, 2018, the Company issued 350,000,000 shares of common stock for accrued compensation. The fair value of the common stock issued was $35,000 based on the estimated market price of the Company’s common stock on the date of grant.

During the six months ended April 30, 2020 the Company issued 1,335,000,000 shares of its common stock. This included 1,000,000,000 shares to its CEO as compensation. In February 2020, the Company issued 140,000,000 shares pursuant to its Regulation A offering, and 101,953,400 shares for a conversion of notes payable. The conversion settled the note balance in full.

During the quarter ended July 31, 2020 the Company issued 865,000,000 shares of its common stock pursuant to its Regulation A offering.

During the quarter ended October 31, 2020 the Company issued 2,914,642,857 shares of its common stock. 1,400000,000 issued for the acquisition of Hakuna Supply, 700,000,000 as compensation to Leonard Armenta, 387,500,000 pursuant to its Regulation A offering, and 427,142,857 for note conversions.

Note 8 – Commitments and Contingencies

Effective August 1, 2017, the Company entered into a consulting agreement with Green Light Developments LLC (“Green Light”), in which Green Light will provide business planning, M&A strategy, financial planning and other business development related services. The agreement is for $8,000 per month. During the year ended October 31, 2019 payments of $168,073 were paid on this agreement and the balance due of $23,927 is included in accrued expenses on the balance sheet as of October 31, 2020.

F-15

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

Notes to Condensed Financial Statements

January 31, 2021

(Unaudited)

Note 9 – Subsidiaries

As disclosed in our Form 8-K filed with the Securities and Exchange Commission, we issued a total of 400,000 shares of our Series B Convertible Preferred Stock in connection with our acquisition of 80% of the Class A common stock and 100% of the Class B common stock of Social Technology Holdings, Inc. (“STH”), and reserved an additional 80,000 shares of our Class B voting Convertible Preferred Stock for issuance in a contemplated merger transaction to acquire the 20% minority interest in the STH Class A common stock. STH is the owner and operator of “Viximo”, a software platform that allows game providers to access multiple websites from a single source API.”

As disclosed in our Form 8-K filed with the Securities and Exchange Commission, we issued a total of 270,000 shares of our Series C Convertible Preferred Stock and a $3,960,000 convertible note due March 31, 2019 in connection with our acquisition of 100% of the outstanding common stock of Kicksend Holdings, Inc., a Delaware corporation (“Kicksend”). Kicksend is engaged in the business of file storage and sharing in real-time on digital platforms, including desktop, mobile and webapps, to permit users to organize, download and sent storage files.

Under the terms of these acquisitions, the Company was to receive full financial disclosure  in order to maintain its ‘fully reporting’ status with the SEC. Subsequent to the closing, neither acquisition target was able to provide full financial disclosure and Pocket Games’ attorney opined that this was a material breach of the contracts and the acquisitions described above were unwound. This resulted in the unwinding, return, and cancellation of all items related to the acquisitions. The Company recorded a loss on deconsolidation in the amount of $1,068,339 for the year ended October 31, 2016. This same amount is disclosed as judgement payable on the balance sheet as of October 31, 2019.

In October 2020 the Company purchased Products Supply Group, Inc. DBA as Hakuna Supply from Sun Kissed Industries for $350,000 of Gentech’s Common Stock. Based out of Thousand Oaks, CA, Hakuna, operates out of a 3500 square foot warehouse, office and retails space selling CBD infused teas, coffees and other ancillary products. As of January 31, 2021 the transaction was cancelled and Sun Kissed returned the shares it received in the transaction.

F-16

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	October 31,	October 31,
	2020	2019

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$111,613	$53
Accounts receivable	119,834	–
Loan origination costs	1,645	1,645
Due from Secret Javas	–	–
Due from Sinfit	–	–
Investment in Hakuna	350,000	–
Security deposits	29,475	–
Deposit on purchase orders	–	–
Due from officers	65,975	–
Inventory	80,131	–

Total Current Assets	758,673	1,698

OTHER ASSETS
Goodwill	88,724	–

PROPERTY AND EQUIPMENT, net of accumulated
Prepaid expenses	38,236	–
depreciation of $3,448 and $2,709 respectively	16,499	16,499

TOTAL ASSETS	$902,132	$18,197

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

Judgement payable	$1,068,339	$1,068,339
Accounts payable	92,377	22,404
Accrued expenses, related parties	–	23,927
Accrued expenses	325,941	186,905
Accrued compensation	90,000	134,201
Due to Gentech	57,500	–
Loans payable, related parties	14,355	64,979
Derivative liability	424,856	414,856
Loans payable	148,800	27,400
Convertible debenture	893,093	1,143,146

Total Current Liabilities	3,115,261	3,086,157
	–
TOTAL LIABILITIES	3,115,261	3,086,157

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock, $0.0001 par value; 2,500,000 shares authorized	–	–
Preferred stock designated, Series AA, $0.0001 par value, 1,000 shares issued and outstanding	–	–
Preferred stock designated, Series B, $0.0001 par value, -0- shares issued and outstanding	–	–
Preferred stock designated, Series C, $0.0001 par value, -0- shares issued and outstanding	–	–
Common stock, $0.0001 par value; 5,000,000,000 shares authorized, 5,785,201,491 and 428,605,234 shares issued and outstanding, respectively	459,946	4,287
Additional paid-in capital	7,105,401	5,606,239
Subscriptions payable	1,500	1,500
Accumulated deficit	(9,779,976)	(8,679,986)

Total Stockholders' Equity (Deficit)	(2,213,129)	(3,067,960)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$902,132	$18,197

The accompanying notes are an integral part of these unaudited financial statements.

F-17

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	For the Years Ended
	October 31, 2020	October 31, 2019

REVENUES	$253,173	$–

COST OF GOODS SOLD	177,415	–

GROSS PROFIT	75,758	–

OPERATING EXPENSES

General and administrative	499,422	478,442
Officer compensation	249,110	120,050
Professional fees	307,475	11,541

Total Operating Expenses	1,056,007	713,909

LOSS FROM OPERATIONS	(980,249)	(713,909)

OTHER INCOME (EXPENSES)

Gain on settlement of debt	–	149,856
Interest expense	(119,934)	(219,620)

Total Other Income (Expenses)	(119,934)	(69,764)

NET LOSS/GAIN BEFORE INCOME TAXES	(1,100,183)	(783,673)

PROVISION FOR INCOME TAXES	–	–

NET LOSS	$(1,100,183)	$(783,673)

The accompanying notes are an integral part of these unaudited financial statements.

F-18

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

From November 1, 2017 through October 31, 2020

(Unaudited)

	Series AA		Series B		Series C
	Preferred Stock		Preferred Stock		Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount

Balance, November 1, 2017	1,000	$–	–	$–	–	$–
Common stock issued for conversion of debt	–	–	–	–	–	–
Adjustment for correction of derivative liability	–	–	–	–	–	–
Net income for the year ended October 31, 2018	–	–	–	–	–	–
Balance, October 31, 2018	1,000	$–	–	$–	–	$–

Common stock issued for conversion of debt	–	$–	–	$–	–	$–
Common stock issued for accrued compensation	–	–	–	–	–	–
Stock issued for rounding up of 1 for 7,000 reverse stock split	–	–	–	–	–	–
Common stock issued for conversion of debt	–	–	–	–	–	–
Paid in capital adjustment	–	–	–	–	–	–
Net income for the year ended October 31, 2019	–	–	–	–	–	–
Balance,October 31, 2019	1,000	$–	–	$–	–	$–

Issuance of Common stock	–	$–	–	$–	–	$–
Net loss for the quarter ended January 31, 2020	–	–	–	–	–	–
Balance, January 31, 2020	1,000	$–	–	$–	–	$–

Issuance of Common stock	–	$–	–	$–	–	$–
Issuance of Common stock for conversion of notes payable	–	–	–	–	–	–
Net loss for the quarter ended April 30, 2020	–	–	–	–	–	–
Balance, April 30, 2020	1,000	$–	–	$–	–	$–

Issuance of Common Stock	–	$–	–	$–	–	$–
Net loss for the quarter ended July 31, 2020	–	–	–	–	–	–
Balance,July 31, 2020	1,000	$–	–	$–	–	$–

Issuance of Common Stock for acquisition	–	$–	–	$–	–	$–
Issuance of Common stock for services	–	–	–	–	–	–
Issuance of Common stock for note conversions	–	–	–	–	–	–
Issuance of Common stock	–	–	–	–	–	–
P&L Adjustment	–	–	–	–	–	–
Net loss for the quarter ended October 31, 2020	–	–	–	–	–	–
Balance, October 31, 2020	1,000	$–	–	$–	–	$–

The accompanying notes are an integral part of these unaudited financial statements.

F-19

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

From November 1, 2017 through October 31, 2020

(Unaudited)

(Continued)

			Additional			Other	Total Stockholders'
	Common Stock		Paid-In	Subscriptions	Accumulated	Comprehensive	Equity
	Shares	Amount	Capital	Payable	Deficit	Income	(Deficit)

Balance, November 1, 2017	873,346	$9	$5,219,425	$1,500	$(6,264,634)	$–	$(1,043,700)
Common stock issued for conversion of debt	207,373	2	120,650	–	–	–	120,652
Adjustment for correction of derivative liability	–	–	348,809	–	(1,409,290)	–	(1,060,481)
Net income for the year ended October 31, 2018	–	–	–	–	(222,388)	–	(222,388)
Balance, October 31, 2018	1,080,718	$11	$5,688,884	$1,500	$(7,896,312)	$–	$(2,205,917)

Common stock issued for conversion of debt	34,482,758	$345	$1,655	$–	$–	$–	$2,000
Common stock issued for accrued compensation	350,000,000	3,500	31,500	–	–	–	35,000
Stock issued for rounding up of 1 for 7,000 reverse stock split	245	–	–	–	–	–	–
Common stock issued for conversion of debt	43,041,513	430	233,439	–	–	–	233,439
Paid in capital adjustment	–	–	(348,809)	–	–	–	(348,809)
Net income for the year ended October 31, 2019	–	–	–	–	(783,673)	–	(783,673)
Balance,October 31, 2019	428,605,234	$4,286	$5,606,669	$1,500	$(8,679,985)	$–	$(3,067,960)

Issuance of Common stock	1,335,000,000	$113,500	$221,500	$–	$–	$–	$335,000
Net loss for the quarter ended January 31, 2020	–	–	–	–	(169,250)	–	(169,250)
Balance, January 31, 2020	1,763,605,234	$117,786	$5,828,169	$1,500	$(8,849,235)	$–	$(2,902,210)

Issuance of Common stock	140,000,000	$14,000	$98,000	$–	$–	$–	$112,000
Issuance of Common stock for conversion of notes payable	101,953,400	10,196	30,585	–	–	–	40,781
Net loss for the quarter ended April 30, 2020	–	–	–	–	(111,316)	–	(111,316)
Balance, April 30, 2020	2,005,558,634	$141,982	$5,956,754	$1,500	$(8,960,551)	$–	$(2,860,745)

Issuance of Common Stock	865,000,000	$86,500	$605,500	$–	$–	$–	$692,000
Net loss for the quarter ended July 31, 2020	–	–	–	–	(439,986)	–	(439,986)
Balance,July 31, 2020	2,870,558,634	$228,482	$6,562,254	$1,500	$(9,400,318)	$–	$(2,608,511)

Issuance of Common Stock for acquisition	1,400,000,000	$70,000	$280,000	$1,500	$–	$–	$350,000
Issuance of Common stock for services	700,000,000	70,000	–	–	–	–	70,000
Issuance of Common stock for note conversions	427,142,857	42,714	13,526	–	–	–	56,240
Issuance of Common stock	387,500,000	48,750	250,050	–	–	–	298,800
P&L Adjustment	–	–	–	–	–	–	(560)
Net loss for the quarter ended October 31, 2020	–	–	–	–	(379,318)	–	(379,318)
Balance, October 31, 2020	5,785,201,491	$459,946	$7,105,830	$1,500	$(9,779,636)	$–	$(2,213,129)

The accompanying notes are an integral part of these unaudited financial statements.

F-20

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Years Ended
	October 31, 2020	October 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(1,100,183)	$(783,673)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization of loan origination costs	–	–
Gain on settlement of debt	–	–
Depreciation	–	2,216
Changes in operating assets and liabilities:
Prepaid expenses	(38,237)	–
Opening balance adjustment	(147,509)	–
Accounts Receivable	(109,174)	–
Security deposits	(29,475)	–
Due to GTEH	334,199	–
Due from officers	(65,974)	–
Due from Sinfit	(365,700)	–
Inventory	67,573	–
Due from Secret Java	(7,250)	–
Loan origination costs	–	1,151
Accounts payable	70,019	(24,596)
Accrued expenses, related parties	(87,039)	(94,555)
Accrued expenses	139,036	34,812
Accrued officer compensation	–	68,503

Net Cash Used by Operating Activities	(1,339,714)	(796,142)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of assets from Sinfit	–	–
Purchase of Hakuna	(350,000)	–
Goodwill	(88,724)	–

Net Cash Used by Investing Activities	(438,724)	–

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from loans payable, related parties	–	19,191
Proceeds from convertible debenture	–	506,561
Proceeds from loans payable	92,000	–
Repayments of loans payable	(85,000)	–
Repayments of loans payable, related parties	(11,625)	–
Issuance of common stock	412,945	(71,364)
Additional paid in capital	1,485,636	341,803

Net Cash Provided by Financing Activities	1,893,956	796,191

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	115,518	49

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	53	4

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$111,613	$53

The accompanying notes are an integral part of these unaudited financial statements.

F-21

GENTECH HOLDINGS, INC.

(formerly Pocket Games, Inc.)

Notes to Condensed Financial Statements

October 31, 2020

(Unaudited)

Nature of Business

Pocket Games, Inc. (the “Company”) was incorporated on October 4, 2013 (“Inception”) under the laws of the State of Florida. The Company is engaged in the development, marketing and sale of interactive games for mobile devices, tablets and computers. The Company has limited customers and products and revenues to date.

We develop games and provide end-end services for software and application development. We also have a dedicated division for server support and cloud management. Our clients rely on us to support their core IT architecture and provide 24/7 support for their business critical infrastructure.

The Company has adopted a fiscal year end of October 31.

Effective November 21, 2018, the Company changed its name to GenTech Holdings, Inc. Along with the name change, the Company also effectuated a 1 share for 7,000 shares reverse stock split which reduced the number of outstanding shares of common stock from 7,565,028,107 to 1,080,718 at the effective date. All references to common stock have been adjusted to reflect the reverse stock split.

On October 19, 2020 the Company filed a 500:1 reverse stock split; however, this was withdrawn on January 15 2021.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments purchased with original maturities of twelve months or less. Cash and cash equivalents at April 30, 2020 was $3,218.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. During the year ended October 31, 2018, the Company purchased equipment for the mining of cryptocurrency. This equipment is being depreciated over a seven year period.

Revenue Recognition

The Company generates revenue from three sources; sale of game applications, sale of advertising provided with games, and outsourced application development services. The Company recognizes revenue using four basic criteria that must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured, which is typically after receipt of payment and delivery, net of any credit card charge-backs and refunds. Determination of criteria (3) and (4) are based on management’s judgment regarding the fixed nature of the selling prices of the products delivered and the collectability of those amounts. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded.

The Company defers any revenue for which the product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required. Revenues on advertising are deferred and recognized ratably over the advertising period. During the year ended October 31, 2020 and 2019, the Company recorded $15,888 and $-0- in revenues from sales.

Income Taxes

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax basis of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

F-22

GENTECH HOLDINGS, INC.
(formerly Pocket Games, Inc.)
Notes to Condensed Financial Statements
October 31, 2020
(Unaudited)

Note 2 - Going Concern

As shown in the accompanying financial statements, the Company has incurred continuous losses from operations, has an accumulated deficit of $9,779,976, has a negative working capital of $2,356,588 and has cash on hand of $111,613 as of October 31, 2020, and has generated minimal revenues to date. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management is currently seeking additional sources of capital to fund short term operations through debt or equity investments, including loans from Officers and Directors. The Company, however, is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, therefore, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of any uncertainty as to the Company’s ability to continue as a going concern. The financial statements also do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 – Related Party Transactions

Promissory Notes

The Company has issued promissory notes to related parties as disclosed in Note 4.

Revenues

The Company entered into a contract with a related party during the fiscal year ended October 31, 2015, whereby, the Company will perform testing on games and applications. There were no revenues from related parties during the three months ended January 31, 2020.

Employment Contracts

On October 4, 2013, the Company entered into two employment agreements with the two officers of the Company. Both agreements are for a term of three years and require monthly payments of $10,000 to each officer. The agreements continue on a month to month basis. During the year ended October 31, 2016, accrued compensation of $143,995 was converted into a convertible promissory note. Accrued compensation was $10,000 at January 31, 2020.

Note 4 – Loans Payable, Related Parties

Loans payable, related parties, consists of the following April 30, 2020:

April 30, 2020

Originated December 5, 2017, unsecured promissory note, bearing interest at 9% per annum from a related party, due on demand	$0
Originated January 29, 2018, unsecured promissory note, bearing interest at 9% per annum from a related party, due on demand	0
Originated April 30, 2018, unsecured promissory note, bearing interest at 9% per annum from a related party, due on demand	0
Originated March 7, 2019, unsecured promissory note, bearing interest at 9% per annum from a related party, due on demand	3,000
Originated June 17, 2019, unsecured promissory note, bearing interest at 9% per annum from a related party, due on demand	0
Miscellaneous loans, non-interest bearing, due on demand	40,354
$43,354

F-23

GENTECH HOLDINGS, INC.
(formerly Pocket Games, Inc.)
Notes to Condensed Financial Statements
October 31, 2020
(Unaudited)

Note 5 – Loans Payable

During the year ended October 31, 2018, the company received loans in the amount of $29,000. These loans are non-interest bearing and due on demand. As of April 30, 2020, the balance due on these loans was $29,000.

Note 6 – Convertible Debenture

October 31,
2020

Originated May 7, 2015, unsecured $10,000 convertible promissory note, which carries an 8% interest rate and matures on February 8, 2016 (“145 Carroll Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) of the average of the three lowest closing bid prices of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater. The note carries a twenty two percent (22%) interest rate in the event of default, and the debt holder is limited to owning 4.99% of the Company’s issued and outstanding shares.	10,000

Originated September 10, 2015, unsecured $30,250 convertible promissory note, which carries an 8% interest rate and matures on September 10, 2016 (“Vigere Capital Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) of the average of the (3) lowest closing prices of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	30,250

Originated October 15, 2015, unsecured $30,250 convertible promissory note, which carries an 8% interest rate and matures on October 15, 2016 (“Vigere Capital Note #2”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) of the average of the (3) lowest closing prices of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	30,250

Originated January 5, 2016, unsecured $30,800 convertible promissory note ($8,000 received as of January 31, 2016), which carries an 8% interest rate and matures on January 5, 2017 (“JDF Capital Note #4”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) of the average of the three lowest reported sales prices of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater. The note carries a twenty two percent (22%) interest rate in the event of default, and the debt holder is limited to owning 4.99% of the Company’s issued and outstanding shares.	3,561

Originated February 8, 2016, unsecured $17,000 convertible promissory note, which carries a 10% interest rate and matures on February 8, 2017 (“Essex Global Note #2”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to forty-two percent (42%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	7,000

F-24

GENTECH HOLDINGS, INC.
(formerly Pocket Games, Inc.)
Notes to Condensed Financial Statements
October 31, 2020
(Unaudited)

Originated February 8, 2016, unsecured $7,000 convertible promissory note, which carries a 10% interest rate and matures on February 8, 2017 (“Grant Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to forty-two percent (42%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	7,000

Originated February 18, 2016, unsecured $26,500 convertible promissory note, which carries an 8% interest rate and matures on February 18, 2017 (“Crown Bridge Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-one percent (51%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater. The note carries a twenty two percent (22%) interest rate in the event of default, and the debt holder is limited to owning 4.99% of the Company’s issued and outstanding shares.	4,684

Originated May 19, 2016, unsecured $55,000 convertible promissory note, which carries a 10% interest rate and matures on May 19, 2017 (“JDF Capital Note #5”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to sixty percent (60%) of the lowest reported sales prices of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater. The note carries a twenty two percent (22%) interest rate in the event of default, and the debt holder is limited to owning 4.99% of the Company’s issued and outstanding shares.	45,504

Originated June 24, 2016, unsecured $27,500 convertible promissory note, which carries a 12.5% interest rate and matures on June 24, 2017 (“Essex Global Note #5”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-eight percent (58%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	18,716

Originated June 30, 2016, unsecured $11,500 convertible promissory note, which carries an 8% interest rate and matures on June 30, 2017 (“Crown Bridge Note #3”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty-one percent (51%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater. The note carries a twenty two percent (22%) interest rate in the event of default, and the debt holder is limited to owning 4.99% of the Company’s issued and outstanding shares.	11,500

Originated February 9, 2016, unsecured $143,995 convertible promissory note, which carries an 8% interest rate and is due on demand (“Polatoff Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to forty-two percent (42%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	8,400

F-25

GENTECH HOLDINGS, INC.
(formerly Pocket Games, Inc.)
Notes to Condensed Financial Statements
October 31, 2020
(Unaudited)

Originated January 30, 2017, unsecured $9,000 convertible promissory note, which carries a 10% interest rate and matures on September 2, 2017 (“JDF Capital Note #6”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	9,000

Originated February 9, 2017, unsecured $30,000 convertible promissory note, which carries a 10% interest rate and matures on February 9, 2018 (“Essex Global Note #6”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	$-0-

Originated February 28, 2017, unsecured $9,000 convertible promissory note, which carries a 10% interest rate and matures on February 2, 2018 (“JDF Capital Note #11”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date.	9,000

Originated March 23, 2017, unsecured $24,200 convertible promissory note, which carries a 10% interest rate and matures on March 23, 2018 (“JDF Capital Note #7”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	24,200

Originated March 31, 2017, unsecured $15,400 convertible promissory note, which carries a 10% interest rate and matures on March 31, 2018 (“JDF Capital Note #8”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	15,400

Originated April 10, 2017, unsecured $15,400 convertible promissory note, which carries a 10% interest rate and matures on April 10, 2018 (“JDF Capital Note #9”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	15,400

Originated April 12, 2017, unsecured $16,000 convertible promissory note, which carries a 10% interest rate and matures on April 12, 2018 (“Essex Global Note #9”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	16,000

F-26

GENTECH HOLDINGS, INC.
(formerly Pocket Games, Inc.)
Notes to Condensed Financial Statements
October 31, 2020
(Unaudited)

Originated April 28, 2017, unsecured $24,200 convertible promissory note, which carries a 10% interest rate and matures on April 28, 2018 (“JDF Capital Note #10”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	24,200

Originated May 4, 2017, unsecured $15,400 convertible promissory note, which carries a 10% interest rate and matures on May 4, 2018 (“Vigere Capital Note #6”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	15,400

Originated May 31, 2017, unsecured $10,000 convertible promissory note, which carries a 10% interest rate and matures on May 31, 2018 (“JDF Capital Note #13”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	10,000

Originated June 13, 2017, unsecured $17,325 convertible promissory note, which carries a 10% interest rate and matures on June 13, 2018 (“JDF Capital Note #12”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to sixty percent (60%) of the lowest sale price of the Company’s common stock for the twenty (20) trading days prior to the conversion date, or par value, whichever is greater.	17,325

Originated June 15, 2017, unsecured $2,700 convertible promissory note, which carries an 8% interest rate and matures on demand (“John D. Thomas PC Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (58%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	2,700

Originated July 14, 2017, unsecured $5,000 convertible promissory note, which carries an 8% interest rate and matures on demand (“Elliott Polatoff Note #2”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (58%) of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	5,000

Originated October 5, 2017, unsecured $15,000 convertible promissory note, which carries a 12% interest rate and matures on October 5, 2018 (“Essex Global Note #11”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to a fifty eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	0

F-27

GENTECH HOLDINGS, INC.
(formerly Pocket Games, Inc.)
Notes to Condensed Financial Statements
October 31, 2020
(Unaudited)

Originated December 1, 2017, unsecured $34,000 convertible promissory note, which carries a 12% interest rate and matures on December 1, 2018 (“Fidelis Capital Note #1”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to a fifty eight percent (58%) discount of the lowest closing price of the Company’s common stock for the ten (10) trading days prior to the conversion date, or par value, whichever is greater.	10,000

Originated January 30, 2018, unsecured $30,000 convertible promissory note, which carries a 10% interest rate and matures on January 30, 2019 (“Essex Global Note #13”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	0

Originated February 12, 2018, unsecured $30,000 convertible promissory note, which carries a 10% interest rate and matures on February 12, 2019 (“Essex Global Note #14”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	15,000

Originated April 27, 2018, unsecured $15,000 convertible promissory note, which carries a 10% interest rate and matures on April 27, 2019 (“Essex Global Note #15”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	15,000

Originated February 23, 2018, unsecured $67,500 convertible promissory note, which carries a 10% interest rate and matures on February 23, 2019 (“Essex Global Note #16a”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	0

Originated February 23, 2018, unsecured $10,000 convertible promissory note, which carries a 10% interest rate and matures on February 23, 2019 (“Essex Global Note #16b”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	10,000

Originated December 28, 2018, unsecured $15,000 convertible promissory note, which carries a 10% interest rate and matures on December 28, 2019 (“Essex Global Note #17”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest closing price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	15,000

F-28

GENTECH HOLDINGS, INC.
(formerly Pocket Games, Inc.)
Notes to Condensed Financial Statements
October 31, 2020
(Unaudited)

Originated March 2, 2019, unsecured $25,000 convertible promissory note, which carries a 10% interest rate and matures on March 2, 2020 (“Fidelis Capital Note #2”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to a fifty percent (50%) discount of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	15,000

Originated March 12, 2019, unsecured $25,000 convertible promissory note, which carries a 10% interest rate and matures on March 12, 2020 (“Essex Global Note #18”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	25,000

Originated May 8, 2019, unsecured $135,000 convertible promissory note, which carries a 10% interest rate and matures on May 8, 2020 (“Essex Global Note #20”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (20) trading days prior to the conversion date, or par value, whichever is greater.	135,000

Originated May 23, 2019, unsecured $72,500 convertible promissory note, which carries a 10% interest rate and matures on November 23, 2020 (“Essex Global Note #21”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	72,500

Originated June 6, 2019, unsecured $100,000 convertible promissory note, which carries a 10% interest rate and matures on June 6, 2020 (“Essex Global Note #22”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	100,000

Originated June 19, 2019, unsecured $32,000 convertible promissory note, which carries a 10% interest rate and matures on June 19, 2020 (“Essex Global Note #23”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	32,000

Originated June 24, 2019, unsecured $71,000 convertible promissory note, which carries a 10% interest rate and matures on June 24, 2020 (“Essex Global Note #24”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	71,000

F-29

GENTECH HOLDINGS, INC.
(formerly Pocket Games, Inc.)
Notes to Condensed Financial Statements
October 31, 2020
(Unaudited)

Originated June 27, 2019, unsecured $100,000 convertible promissory note, which carries a 10% interest rate and matures on June 27, 2020 (“Essex Global Note #25”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater.	100,000

Originated July 24, 2019, unsecured $100,000 convertible promissory note, which carries a 10% interest rate and matures on July 24, 2020 (“Essex Global Note #26”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater. $85,000 of this note was received and accounted for during the year ended October 31, 2019.	85,000

Originated August 26, 2019, unsecured $90,000 convertible promissory note, which carries a 10% interest rate and matures on August 26, 2020 (“Essex Global Note #27”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater. $90,000 of this note was received and accounted for during the year ended October 31, 2019.	90,000

Originated September 20, 2019, unsecured $30,000 convertible promissory note, which carries a 10% interest rate and matures on September 20, 2020 (“Fidelis Capital #3”). The principal and interest is convertible into shares of common stock at the discretion of the note holder at a price equal to fifty percent (50%) of the lowest trading price of the Company’s common stock for the twenty five (25) trading days prior to the conversion date, or par value, whichever is greater. $30,000 of this note was received and accounted for during the year ended October 31, 2019.	30,000
Convertible debenture	1,001,905
Less: current maturities of convertible debenture	(1,001,905)
Long term convertible debenture	$–

The company has repaid certain notes originally issued to Fidelis Capital LLC. The notes were dated December 4, 2017 and March 2, 2019. The December note had an interest rate of 9% had an original amount of $20,000. The March 2019 notes had an interest rate of 10% and an original amount of $25,000. The December note had been paid in full and is no longer eligible for conversion. The March note has a remaining balance of $15,000.

Note 7 – Changes in Stockholders’ Equity (Deficit)

Authorized Shares, Common Stock

Effective May 1, 2018, the Company amended its Articles of Incorporation to change the number of authorized shares from 50,000,000,000 to 25,000,000,000 and the change the par value of common stock from $0.0001 to $0.00001. Effective November 21, 2018, the Company effectuated a 1 share for 7,000 shares reverse stock split which reduced the number of outstanding shares of common stock from 7,565,028,107 to 1,080,718 at the effective date. All references to common stock have been adjusted to reflect the change in par value and the reverse stock split. Effective May 31, 2019, the Company amended its Articles of Incorporation to change the number of authorized shares from 25,000,000,000 to 10,000,000,000. As of July 31, 2020, there were 2,870,588,634 shares issued and outstanding.

F-30

GENTECH HOLDINGS, INC.
(formerly Pocket Games, Inc.)
Notes to Condensed Financial Statements
October 31, 2020
(Unaudited)

Authorized Shares, Preferred Stock

The Company is authorized to issue 2,500,000 shares of its preferred stock, $0.0001 par value. As of July 31, 2019, there were 1,000 shares of Series AA Preferred Stock issued and outstanding. Each share of Series AA Preferred Stock shall have voting rights equal to four times the sum of (a) all shares of Common Stock issued and outstanding at the time of voting; plus (b) the total number of votes of all other classes of preferred stock which are issued and outstanding at the time of voting; divided by (c) the number of shares of Series AA Preferred Stock issued and outstanding at the time of voting. As of October 31, 2019, there were -0- shares of Series B Preferred Stock and -0- shares of Series C Preferred Stock issued and outstanding.

Common Stock Issuances for the Year six months ending July 30, 2020

During the year ended October 31, 2018, the Company issued 207,373 shares of common stock for the conversion of convertible notes payable in the amount of $120,652. As the conversions were within the terms of the agreement, no additional gain or loss on the conversion has been recognized.

Common Stock Issuances for the Year Ended October 31, 2019

During the nine months ended July 31, 2019, the Company issued 77,524,271 shares of common stock for the conversion of convertible notes payable in the amount of $235,440. As the conversions were within the terms of the agreement, no additional gain or loss on the conversion has been recognized.

On November 28, 2018, the Company issued 350,000,000 shares of common stock for accrued compensation. The fair value of the common stock issued was $35,000 based on the estimated market price of the Company’s common stock on the date of grant.

During the six months ended April 30, 2020 the Company issued 1,335,000,000 shares of its common stock. This included 1,000,000,000 shares to its CEO as compensation. In February 2020, the Company issued 140,000,000 shares pursuant to its Regulation A offering, and 101,953,400 shares for a conversion of notes payable. The conversion settled the note balance in full.

During the quarter ended July 31, 2020 the Company issued 865,000,000 shares of its common stock pursuant to its Regulation A offering.

During the quarter ended October 31, 2020 the Company issued 2,914,642,857 shares of its common stock. 1,400000,000 issued for the acquisition of Hakuna Supply, 700,000,000 as compensation to Leonard Armenta, 387,500,000 pursuant to its Regulation A offering, and 427,142,857 for note conversions.

Note 7 – Commitments and Contingencies

Effective August 1, 2017, the Company entered into a consulting agreement with Green Light Developments LLC (“Green Light”), in which Green Light will provide business planning, M&A strategy, financial planning and other business development related services. The agreement is for $8,000 per month. During the year ended October 31, 2019 payments of $168,073 were paid on this agreement and the balance due of $23,927 is included in accrued expenses on the balance sheet as of October 31, 2020.

Note 8 – Subsidiaries

As disclosed in our Form 8-K filed with the Securities and Exchange Commission, we issued a total of 400,000 shares of our Series B Convertible Preferred Stock in connection with our acquisition of 80% of the Class A common stock and 100% of the Class B common stock of Social Technology Holdings, Inc. (“STH”), and reserved an additional 80,000 shares of our Class B voting Convertible Preferred Stock for issuance in a contemplated merger transaction to acquire the 20% minority interest in the STH Class A common stock. STH is the owner and operator of “Viximo”, a software platform that allows game providers to access multiple websites from a single source API.”

As disclosed in our Form 8-K filed with the Securities and Exchange Commission, we issued a total of 270,000 shares of our Series C Convertible Preferred Stock and a $3,960,000 convertible note due March 31, 2019 in connection with our acquisition of 100% of the outstanding common stock of Kicksend Holdings, Inc., a Delaware corporation (“Kicksend”). Kicksend is engaged in the business of file storage and sharing in real-time on digital platforms, including desktop, mobile and webapps, to permit users to organize, download and sent storage files.

F-31

GENTECH HOLDINGS, INC.
(formerly Pocket Games, Inc.)
Notes to Condensed Financial Statements
October 31, 2020
(Unaudited)

Under the terms of these acquisitions, the Company was to receive full financial disclosure in order to maintain its ‘fully reporting’ status with the SEC. Subsequent to the closing, neither acquisition target was able to provide full financial disclosure and Pocket Games’ attorney opined that this was a material breach of the contracts and the acquisitions described above were unwound. This resulted in the unwinding, return, and cancellation of all items related to the acquisitions. The Company recorded a loss on deconsolidation in the amount of $1,068,339 for the year ended October 31, 2016. This same amount is disclosed as judgement payable on the balance sheet as of October 31, 2019.

In October 2020 the Company purchased Products Supply Group, Inc. DBA as Hakuna Supply from Sun Kissed Industries for $350,000 of Gentech’s Common Stock. Based out of Thousand Oaks, CA, Hakuna, operates out of a 3500 square foot warehouse, office and retails space selling CBD infused teas, coffees and other ancillary products.

F-32